SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                             -----------------------

                                 SCHEDULE 13E-3

              Rule 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)

                          SEL-DRUM INTERNATIONAL, INC.
                      ------------------------------------
                              (Name of the Issuer)

                             C. Cotran Holding Inc.
                      ------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                      ------------------------------------
                         (Title of Class of Securities)

                                    816080105
                      ------------------------------------
                      (CUSIP Number of Class of Securities)

                            Camille Cotran, President
                              220 Boul. Industriel
                          Boucherville, Quebec, Canada
                                     J4B 2X4
                                 (450) 641-3516

                                 with a copy to:

                               Guy P. Lander, Esq.
                           Goodman Phillips & Vineberg
                                 430 Park Avenue
                            New York, New York 10022
                                 (212) 308-8866

 -----------------------------------------------------------------------------
  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

 -----------------------------------------------------------------------------
     This statement is filed in connection with (check the appropriate box):

     a.[ ]The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934

     b.[ ]The filing of a registration statement under the Securities Act of 1933.

     c.[ ]A tender offer.

     d.[X]None of the above

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

--------------------------------------------------------------------------------

                            CALCULATION OF FILING FEE

                  Transaction                       Amount of
                 Valuation (1)                    Filing Fee (2)
                   $97,528.00                         $19.51

(1) Estimated solely for the purpose of calculating the filing fee. The transaction valuation is based upon the aggregate cash consideration to be paid by C. Cotran Holding Inc. ("Holding") for the outstanding shares of common stock of Sel-Drum International Inc. ("Sel-Drum") that it does not currently own. The transaction valuation indicated above was calculated by multiplying (a) the per-share purchase price of $.40, by (b) 243,820, which represents the number of shares of Sel-Drum common stock not owned by Holding as of December 28, 2000.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the securities to be acquired.


     Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. [ ]

Amount previously Paid:  ___________________    Filing Party ___________________
Form or Registration No. ___________________    Date Filed: ____________________

INTRODUCTION

This Schedule 13E-3 Transaction Statement relates to the intended acquisition by
C. Cotran Holding Inc. ("Holding," "we" or "us"), a Canadian corporation, of all of the issued and outstanding shares of common stock of Sel-Drum International Inc. ("Sel-Drum"), a New York corporation, that are not owned by Holding. The acquisition will be accomplished through a plan for binding share exchange under
Section 913 of the New York Business Corporation Law. Upon the effectiveness of the plan of exchange, Sel-Drum will become a wholly-owned subsidiary of Holding.

The use of the symbol "$" in this Transaction Statement refers to U.S. dollars. References to Canadian dollars are indicated by the symbol "CDN$."

Item 1.  Summary Term Sheet.

We currently own approximately 97 percent of the outstanding shares of common stock of Sel-Drum. Our board of directors has approved a plan for binding share exchange, a copy of which is attached as Appendix A to the Notice to Shareholders (attached as Exhibit (a) to this Transaction Statement). Under this plan, we will acquire from the other stockholders of Sel-Drum all of the outstanding shares of Sel-Drum's common stock that we do not own in return for a cash payment.

The material terms of the plan for binding share exchange are as follows:

     o Purchase Price. We will pay $.40 in cash for each share of common stock.

     o Payment of Purchase Price. We will deposit $97,528.00 with U.S. Stock Transfer Corporation. We will instruct U.S. Stock Transfer Corporation to distribute the purchase price to the shareholders of Sel-Drum who submit their stock certificates as described in "Surrender of Certificates," below. However, the purchase price will not be paid to any shareholders who exercise their dissenters' rights of appraisal under New York law. Payments will be mailed to shareholders as soon as practicable after the binding share exchange becomes effective. See "Terms of the Transaction" in the Notice to Shareholders.

     o No Shareholder Approval Required. We will accomplish the binding share exchange without the approval or consent of any other shareholder of Sel-Drum. You do not have any right to vote on this transaction. Under New York law, which applies because Sel-Drum is a New York corporation, your rights as a shareholder are limited to either accepting the cash payment being offered by us or exercising your dissenter's right of appraisal. See "Terms of the Transaction" and "Dissenters' Rights of Appraisal" in the Notice to Shareholders.

     o Dissenters' Rights of Appraisal. If you do not wish to accept our offer of $.40 per share, you may exercise your right of appraisal by following the procedures described under the caption "Dissenters' Rights of Appraisal" in the Notice to Shareholders.

     o Surrender of Certificates to Receive Purchase Price. To receive the purchase price, you must submit your stock certificates to U.S. Stock Transfer Corporation (at the address set forth in the letter of transmittal accompanying the Notice to Shareholders, the form of which is attached to the Notice to Shareholders as Appendix B). Generally, if your shares are held in a brokerage account, your broker will automatically credit your account for the purchase price. If you (or your broker) do not submit your certificates, your certificates will, after the binding share exchange is effected, represent only the right to receive the purchase price or, if you have properly exercised your right of appraisal, to receive the payment determined to be due you. See "Terms of the Transaction" and "Dissenters' Rights of Appraisal" in the Notice to Shareholders.

     o Effect of This Binding Share Exchange. The binding share exchange will become effective when we file a Certificate of Exchange with the Secretary of State of New York. We intend to file this certificate 30 days after the date the Notice to Shareholders is mailed to the shareholders. At that time, we will automatically become the owner of all of the outstanding share of common stock of Sel-Drum, and you will no longer be a shareholder of Sel-Drum. See "Special Factors--Consequences" and "Terms of the Transaction" in the Notice to Shareholders.

Item 2.  Subject Company Information.

     (a) Sel-Drum International, Inc. ("Sel-Drum") is the subject company. Sel-Drum's principal executive office is located at 501 Amherst Street, Buffalo, New York, 14207, and its telephone number is 800-263-9356.

     (b) The exact title of the class of equity securities that is the subject of this filing is common stock, par value $.01 per share, of Sel-Drum. As of December 28, 2000, there were 7,417,500 outstanding shares of Sel-Drum's common stock.

     (c) Sel-Drum's common stock trades on the Nasdaq OTC Bulletin Board under the symbol "SDUM." The following table sets forth the high and low bid quotations provided for Sel-Drum's common stock for each quarterly period during the last two fiscal years and the first two quarters (through December 28, 2000) of the current fiscal year.

                               COMMON STOCK PRICE

                      First Quarter       Second Quarter     Third Quarter     Fourth Quarter
                      -------------       --------------     -------------     --------------
                     High        Low      High      Low     High      Low      High      Low
                     ----        ---      ----      ---     ----      ---      ----      ---

Fiscal 1999        $0.375     $0.375     $0.375   $0.375   $0.375   $0.375    $0.375   $0.315
Fiscal 2000        $0.34375   $0.3125    $0.50    $0.25    $0.33    $0.3125   $0.375   $0.375
Fiscal 2001        $0.50      $0.219     $0.219   $0.219

     (d) To the best of Holding's knowledge, after making a reasonable inquiry, Sel-Drum has paid no dividends on its common stock during the past two years.

     (e) Not applicable.

     (f) On July 30, 1999, Holding purchased 7,173,680 shares of Sel-Drum's common stock from the principal shareholders of Sel-Drum and other persons related to them for a total purchase price of $2,869,472, or $.40 per share.

Item 3.   Identity and Background of Filing Person.

     (a) This filing is being made by Holding. Holding's principal business address is 220 Boul. Industriel, Boucherville, Quebec J4B 2X4 and its business telephone number is (450) 641-3516.

     The name and address of the sole officer and director of Holding and the sole person controlling Holding are as follows:

            Name                   Position                       Address
            ----                   --------                       -------

       Camille Cotran         Sole Director, President,     220 Boul. Industriel
                              Secretary-Treasurer           Boucherville, Quebec
                                                            Canada J4B 2X4

     Both Holding and Camille Cotran are affiliates of Sel-Drum. Holding owns approximately 97% of the outstanding shares of common stock of Sel-Drum, and Mr. Cotran is the sole shareholder of Holding.

     (b) The principal business of Holding is the management of the business of Sel-Drum and Densigraphix Kopi inc., a wholly-owned subsidiary of Holding engaged in the sale of compatible toners for copiers and laser printers. Holding is incorporated under the laws of Canada. During the past five years, Holding has not been convicted in a criminal proceeding and has not been a party to a judicial or administrative proceeding that resulted in a judgment, decree or a final order enjoining Holding from further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     (c) The business and background of Camille Cotran are as follows:

         Camille Cotran
         Sole shareholder and director, President and Secretary-Treasurer of Holding
         220 Boul. Industriel
         Boucherville, Quebec, Canada J4B 2X4

     Camille Cotran is the sole shareholder and director, and President and Secretary-Treasurer, of Holding, a company organized in 1986 to hold and manage investments made by Camille Cotran. Mr. Cotran has also been the Chairman of the Board of Directors and Chief Executive Officer of Sel-Drum since July 1999. In 1979, Mr. Cotran formed, and he currently is the sole Director, Chairman and President of Densigraphix Kopi inc. From 1973 to 1979, Mr. Cotran was Vice President, Manufacturing, for Cancoat Papers, a manufacturer of zinc oxide photocopy paper. Mr. Cotran is a citizen of Canada.

     During the past five years, Camille Cotran has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

     (a) The transaction is being effected pursuant to a plan for binding share exchange under Section 913 of the Business Corporation Law of the State of New York ("BCL"). Under BCL Section 913(g), any corporation owning at least 90% of the outstanding common shares of another corporation (the "subject company") may effect a binding share exchange without obtaining the vote or other approval of the other shareholders of the subject company. Accordingly, no vote of the shareholders of Sel-Drum is required, or will be solicited, for approval of this transaction. Upon effectiveness of the binding share exchange by the filing of a certificate of exchange with the State of New York, Holding will automatically become the holder of all of the outstanding shares of common stock of Sel-Drum.

     Holding is offering $.40 per share in cash for the outstanding shares of Sel-Drum common stock that it does not own. Shareholders not wishing to accept this offer may exercise dissenters' rights of appraisal in accordance with the provisions of BCL Section 623, which are described in Item 4(d) of this Transaction Statement.

     Holding will deposit $97,528.00 with the U.S. Stock Transfer Corporation for payment of the purchase price to shareholders who accept Holding's offer. To receive the purchase price, you must submit your stock certificates to U.S. Stock Transfer Corporation (at the address set forth in the letter of transmittal accompanying the Notice to Shareholders, the form of which is attached to the Notice as Appendix A). Generally, if your shares are held in a brokerage account, your broker will automatically credit your account for the purchase price. If you (or your broker) do not submit your certificates, your certificates will, after the binding share exchange is effected, represent only the right to receive the purchase price or, if you have properly exercised your right of appraisal, to receive the payment determined to be due you in the appraisal process.

     The reason for the transaction is to terminate Sel-Drum's status as a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 2, 2000, the registration of the common stock of Sel-Drum under the Exchange Act was terminated. In light of the very small number of holders of Sel-Drum's common stock other than Holding, the very limited trading market in Sel-Drum's common stock, and Holding's belief that Sel-Drum will not require access to the public equity market for financing in the foreseeable future, Holding believes that the expense and effort in Sel-Drum's continuing to comply with the reporting and other obligations of the Exchange Act are not justified.

     (c) The terms of the transaction reported on this Statement will be the same for all holders of Sel-Drum's common stock, except as they may be affected by the exercise of dissenters' rights of appraisal under New York law.

     (d) Because Sel-Drum is incorporated in New York, New York law governs its internal affairs, as well as any rights shareholders may have if they object to a transaction such as the plan for binding share exchange described in this Transaction Statement. These rights, commonly called "appraisal rights," entitle shareholders who object to the transaction and who follow required procedures to ask a court to determine the fair value of their shares and requires payment of that amount instead of the consideration being offered by Holding.

     The New York statute establishing appraisal rights provides that appraisal rights are the exclusive remedy available to shareholders that have those rights, unless the transaction is unlawful or fraudulent.

     Pursuant to BCL Section 910, holders of Sel-Drum common stock have the right to dissent from the binding share exchange and, if the plan for binding share exchange is completed, receive payment of the fair value of their Sel-Drum common stock by complying with the requirements of BCL Section 623 (the full text of which is set forth as Appendix C to the Notice to Shareholders attached as Exhibit (a) to this Transaction Statement). Under Section 913 of the BCL, Holding must give a copy of the plan for binding share exchange adopted by Holding's board of directors, or an outline of the material features of the plan, to all other shareholders of Sel-Drum. A copy of the plan is attached as Appendix A to the Notice to Shareholders. Any shareholder who elects to dissent from the share exchange must file with Holding, within 20 days after the giving of the notice to him, a written notice of election, stating his name and residence address, the number of shares as to which he dissents (which must be all of his shares) and a demand for payment of the fair value for his shares. At the time of filing the notice of election to dissent or within one month thereafter, the shareholder must submit the certificates representing his shares to Holding or Sel-Drum's transfer agent for notation on the certificates of the election to dissent, after which the certificates will be returned to the shareholder. Failure to submit the certificates for notation may result in the loss of appraisal rights. Within 15 days after the expiration of the period within which shareholders may file their notices of election to dissent or within 15 days after effectiveness of the share exchange, whichever is later, Holding must make a written offer to each shareholder who has filed a notice of election to pay for his shares at a specified price which Holding considers to be their fair value. If Holding fails to make the offer within such 15-day period, or if any dissenting shareholder fails to agree to it within 30 days after it is made, Holding is required to institute a judicial proceeding within 20 days after the expiration of the applicable period to determine the rights of dissenting shareholders and to fix the fair value of their shares of Sel-Drum common stock. If Holding fails to institute the proceeding, a dissenting shareholder may do so. In the judicial proceeding, the court will determine the right of each dissenting shareholder to receive payment and the fair value of their shares.

     This is not a complete statement of the provisions of BCL Section 623. A copy of Section 623 of the BCL is attached as Appendix C to the Notice to Shareholders attached as Exhibit (a) to this Statement. You should read it carefully.

     (e) Holding has not made any provision in connection with this transaction to grant access to unaffiliated security holders to the corporate files of Holding or to obtain counsel or appraisal services for the unaffiliated security holders at the expense of Holding.

     (f) Not Applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

     (a) On August 1, 1999, Holding entered into an agreement with Sel-Drum Corporation, an indirect wholly-owned subsidiary of Sel-Drum, to provide consulting, advisory, support and administrative services for an annual fee to Holding of CDN$150,000, plus expenses. The agreement was amended as of September 15, 2000, to increase the annual fee to CDN$300,000 for the year ended July 31, 2000, and further amended as of December 1, 2000, to provide for the same annual fee of CDN $300,000 for the year ended July 31, 2001. The

Agreement is automatically renewable for successive one-year terms unless either party gives notice to the other party, at least six months prior to the end of the then-current term, of its intention not to renew the Agreement. The annual fee is renegotiated each year.

     During the fiscal years ended July 31, 2000 and 1999, Sel-Drum made sales totaling approximately $315,000 and $330,000, respectively, to Densigraphix Kopi inc., a wholly-owned subsidiary of Holding ("Densigraphix"). During fiscal 2000 and 1999, Sel-Drum purchased approximately $1,550,000 and $465,000, respectively, of its raw materials from Densigraphix. For the quarter ended October 31, 2000, sales by Sel-Drum to Densigraphix totaled approximately $102,000, and purchases of inventory by Sel-Drum from Densigraphix totaled approximately $444,000.

     (b) On July 6, 1999, Brian Turnbull and Robert Asseltine, the then principal shareholders of Sel-Drum, executed a term sheet ( the "Term Sheet") among themselves and Holding and Densigraphix ("the Purchasers"). Pursuant to the Term Sheet, Messrs. Asseltine and Turnbull agreed to sell to the Purchasers all of Sel-Drum's common stock beneficially held by them, and an additional 1,119,000 shares held by family members or related parties, for an aggregate purchase price of $2,869,472, or $0.40 per share. The Term Sheet further provided for the Purchasers' acquisition of all outstanding shares of preferred stock held by Messrs. Asseltine and Turnbull (or their affiliates) in Sel-Drum's subsidiary, Sel-Drum Imaging Corporation ("Imaging"), for an aggregate purchase price of $2,883,000, or $457.90 per share.

     The transactions described in the Term Sheet were consummated on July 30, 1999 pursuant to a Stock Purchase Agreement among Holding and Robert Asseltine, 547118 Ontario Limited (a company controlled by Mr. Turnbull) and the other selling shareholders (for the common stock of Sel-Drum) and Densigraphix and Robert E. Asseltine, Geraldine Asseltine and 547118 Ontario Limited (for the preferred shares of Imaging).

     Pursuant to the Agreement, Holding acquired approximately 97% of the issued and outstanding common stock of Sel-Drum and Densigraphix acquired all of the outstanding preferred stock of Imaging. The aggregate purchase price for the common stock and the preferred stock was $5,702,472.

     Holding, Densigraphix and Sel-Drum Corporation entered into a credit facility with National Bank of Canada in the aggregate amount of CDN$6.0 million to provide part of the financing of the acquisition of the Sel-Drum common stock by Holding and the acquisition of the preferred stock of Imaging by Densigraphix. All of the funds advanced under the credit facility were applied towards the acquisition. Under the terms of the credit facility, the shares of Sel-Drum and Imaging acquired by Holding and Densigraphix, respectively, in addition to other collateral, were pledged to the bank to secure repayment of the loans.

     (c) For the past several years, Holding and Sel-Drum have been in regular contact as Holding was both a supplier to and customer of Sel-Drum. In 1997 and 1998, there were sporadic meetings and discussions regarding the possible acquisition of Sel-Drum between Brian Turnbull, former Chairman of the Board of Sel-Drum and Robert Asseltine, an advisor of Mr. Turnbull and a consultant to Sel-Drum, and Camille Cotran, President of Holding. The parties were unable to reach agreement on the terms of any transaction. In mid-1999, discussions between these parties were resumed and within a few weeks of commencing negotiations, the parties executed the Term Sheet described in Item 5(b) of this Transaction Statement.

     (e) As described in Item 5(b) of this Transaction Statement, Holding, Densigraphix and Sel-Drum Corporation entered into a credit facility with National Bank of Canada for the purpose of providing part of the financing for the acquisition in July, 1999 by Holding of approximately 97% of the outstanding shares of Sel-Drum common stock, and the acquisition by Densigraphix of all of the outstanding shares of preferred stock of Sel-Drum Imaging Corporation, a wholly-owned subsidiary of Sel-Drum ("Imaging"). Each company entered into a separate agreement with the banking covering a portion of the financing.

     The bank agreement with Holding provided for a term loan in the amount of CDN$750,000, which is payable over five years and bears interest at a floating rate equal to the bank's prime rate plus 1.50%; mezzanine financing in the amount of CDN$2.0 million, which is payable over three years and bears interest at a floating rate equal to the bank's prime rate plus 3.0%; and a bridge loan in the amount of CDN$1.5 million, which was payable in full within sixty (60) days after the completion of the acquisition of the Sel-Drum stock, and bore interest at the bank's prime rate plus 1.5%. Pursuant to the agreement with the bank, Holding pledged all of its shares in Sel-Drum and Densigraphix to secure payment of the loans. In addition, the bank received a security interest in Holding's assets and properties and unconditional guarantees from Densigraphix and Sel-Drum, each in the amount of CDN$4.25 million, and other security. Pursuant to the bank agreement, Sel-Drum Corporation (USA) Inc., a wholly-owned subsidiary of Sel-Drum, ("Sel-Drum USA"), has advanced funds to Holding for use in paying the loans to the bank. As of October 31, 2000, outstanding loans made by Sel-Drum USA to Holding totaled $550,000. The loans bear interest at the U.S. prime rate less 1% and contain no principal repayment terms.

     The bank agreement with Densigraphix provided for a CDN$1.5 million increase in Densigraphix's existing revolving credit facility to CDN$3.0 million (with outstanding advances limited to 75% of net accounts receivable and 50% of inventory up to CDN$1.5 million), the increase to be used in financing the acquisition of the Imaging preferred stock. Densigraphix also received a term loan for CDN$250,000 payable over five years, the proceeds of which were also to be used in the preferred stock acquisition. The advances under the credit facility bear interest at the bank's prime rate plus 0.50%, and the term loan bears interest at a floating rate equal to the bank's prime rate plus 1.50%. Under the agreement with the bank, Densigraphix pledged all of the preferred shares of Imaging as security for payment of the loans, and granted the bank a security interest in its accounts receivable, inventory and other assets, and Holding delivered to the bank an unconditional guarantee in the amount of CDN$3.25 million. Pursuant to the bank agreement, Sel-Drum Corporation has advanced funds to Densigraphix for use in paying these loans to the bank. As of October 31, 2000, these outstanding loans to Densigraphix totaled $327,550. These loans bear interest at the Canadian prime rate plus 1% and contain no principal repayment terms.

     The bank agreement with Sel-Drum Corporation provided for a CDN$1.0 million increase in Sel-Drum Corporation's operating line of credit to CDN$4.2 million, and a term loan of CDN$500,000. Advances under the line of credit bear interest at the bank's prime rate plus 0.50%. The term loan is payable over five years, and bears interest at a floating rate equal to the bank's prime rate plus 1.50%. As security for the loans, the bank received a chattel mortgage and security interest in all of Sel-Drum's assets; unconditional guarantees from Holding, Sel-Drum and Imaging, each in the amount of CDN$5.0 million, and from Sel-Drum USA in the amount of CDN$2.0 million; a security interest in the assets of Sel-Drum USA and other security. Upon completion of the share acquisition in July, 1999 by Holding, Sel-

Drum Corporation loaned CDN$1.5 million, borrowed under the credit facility and the term loan, to Densigraphix, which in turn advanced the funds to Holding to repay the CDN$1.5 million bridge loan obtained by Holding, as described above. This loan, which at October 31, 2000, totaled $982,650, bears interest at the Canadian prime rate plus 1% and contains no principal repayment terms.

Item 6. Purposes of the Transactions and Plans or Proposals.

     (b) The outstanding shares of Sel-Drum's common stock to be acquired by Holding in this transaction will be held by Holding as the parent company of Sel-Drum.

     (c) As noted in Item 6(b), above, following Holding's acquisition of all of the outstanding shares of Sel-Drum common stock, Sel-Drum will be a wholly-owned subsidiary of Holding. Holding intends to de-list the Sel-Drum common stock from the Nasdaq OTC Bulletin Board and to file a Form 15 with the Securities and Exchange Commission to suspend Sel-Drum's reporting requirements under the Securities Exchange Act of 1934, as amended. Following the effectiveness of the plan for binding share exchange, Holding intends to proceed with a restructuring of Sel-Drum, its subsidiaries, and Densigraphix Kopi inc., a wholly-owned subsidiary of Holding.

Item 7. Purposes, Alternatives, Reasons and Effects.

     (a) The purpose of this transaction is to enable Holding to obtain 100% ownership of Sel-Drum, and to terminate Sel-Drum's status as a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), thus enabling Holding to more effectively implement the plan described in Item 6(c) of this Transaction Statement, and to eliminate its obligations to file reports and otherwise comply with the requirements of the Exchange Act.

     (b) Because the goal of Holding is to obtain 100% ownership of Sel-Drum's common stock and to terminate Sel-Drum's status as a reporting company under the Exchange Act, no alternatives to this transaction were considered.

     (c) The reasons for the transaction are as follows: As the controlling shareholder of Sel-Drum, Holding recognizes the advantages of having a publicly-traded subsidiary, including enhanced stock value and liquidity and the ability to use capital stock for financing or corporate acquisition purposes. However, the pricing trends and trading volume of Sel-Drum's common stock in the market have not allowed Sel-Drum to effectively take advantage of the market to the extent of justifying the continued direct and indirect cost of public registration. The stock is thinly traded and as a result is relatively illiquid. Consequently, purchasers of Sel-Drum's common stock would experience difficulty in selling should they desire to do so. Holding believes that the continued poor price performance and low trading volume of the common stock is not in the best interest of Sel-Drum or its stockholders.

     As a reporting company under the Exchange Act, Sel-Drum incurs direct and indirect costs associated with compliance with the filing and reporting requirements imposed on public companies. The direct cost savings from terminating reporting status include lower printing and mailing costs, elimination of the need to prepare extensive public disclosure, reduction in miscellaneous clerical and other expenses e.g., word processing, Edgarizing, and telephone and facsimile charges associated with SEC filings, elimination of charges of brokers and transfer agents and potential reduction in auditing fees. The indirect costs of reporting under the Exchange Act, including the executive time expended to prepare and review public filings, would also be eliminated.

     In addition, Holding believes that the execution of the business plan described in Item 6(c) of this Transaction Statement will be more effectively realized without having to comply with the disclosure and other requirements of a reporting company. In particular, Holding considers the obligation to publicly disclose proprietary and other business information, such as material contracts, proposed acquisitions, growth strategies and financial information regarding overall operations to be a competitive disadvantage, which will be eliminated when this obligation is terminated.

     (d) Upon the effectiveness of the binding share exchange, Holding will become the sole shareholder of Sel-Drum. The other shareholders of Sel-Drum will, as described in Items 4(a) and 4(d) of this Transaction Statement, be entitled to receive the consideration being offered by Holding for their shares or, if they have properly exercised their rights of appraisal under New York law, to receive the amount determined to be the fair value of their shares. As a result of the transaction, Holding's interest in the net book value and net income of Sel-Drum will increase to 100% from 96.7%. The net book value of Sel-Drum's common stock at October 31, 2000 was $1,353,537, and its net income for the year ended July 31, 2000, and the three months ended October 31, 2000, was $617,057 and $165,182, respectively.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF SEL-DRUM'S COMMON STOCK. HOLDERS ARE ADVISED AND EXPECTED TO CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE REGARDING THE TAX CONSEQUENCES TO THEM OF DISPOSING OF THEIR SHARES OF SEL-DRUM COMMON STOCK TO HOLDING IN EXCHANGE FOR CASH, HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES AND ANY OTHER CONSEQUENCES TO THEM OF SUCH TRANSACTION UNDER STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

     The following is a summary of the material U.S. federal income tax considerations to a U.S. holder arising from the purchase by Holding of such U.S. holder's shares of Sel-Drum common stock. A "U.S. holder" is a beneficial owner of Sel-Drum common stock that is:

     -    an individual citizen or resident of the United States;

     - a corporation created or organized in or under the laws of the United States or any of its political subdivisions; or

     - an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     This summary only deals with a U.S. holder that holds shares of Sel-Drum common stock as a capital asset and does not address tax considerations applicable to U.S. holders that may be subject to special tax rules, such as:

     -    dealers or traders in securities or currencies;

     - financial institutions or other U.S. holders that treat income in respect of Sel-Drum common stock as financial services income;

     -    insurance companies;

     -    regulated investment companies;

     -    tax-exempt entities;

     -    U.S. holders that acquired  Sel-Drum common stock upon the exercise of
          an  employee  stock  option  or  otherwise  in  connection   with  the
          performance of services;

     - U.S. holders that hold Sel-Drum common stock as part of a straddle or conversion transaction or other arrangement involving more than one position;

     - U.S. holders that have a principal place of business or "tax home" outside of the United States; or

     - U.S. holders whose "functional currency" is not the United States dollar.

     This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date of this Transaction Statement; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. This summary has no binding effect or official status of any kind; Holding cannot assure shareholders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service (the "IRS"). Holding will not seek a ruling from the IRS with respect to any aspect of the tax considerations described below.

     Since U.S. federal income tax consequences may differ from one U.S. holder to the next, this summary does not purport to deal with all of the U.S. federal income tax considerations that might be relevant to shareholders in light of their personal investment circumstances or status. In addition, this summary does not address the application of other U.S. taxes, such as the federal estate tax or alternative minimum tax, or state, local or foreign tax laws. Accordingly, shareholders are advised to consult their own tax advisors in determining the specific tax consequences to them of Holding's purchase of their shares of Sel-Drum common stock, including the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws. The statements of U.S. federal income tax law set out below are based on the laws and interpretations in force as of the date of this Transaction Statement, and are subject to any changes occurring after that date.

Sale of Sel-Drum Common Stock

     The receipt of cash in exchange for Sel-Drum common stock will be treated as a taxable transaction for U.S. federal income tax purposes. Accordingly, as a U.S. holder, a shareholder will recognize a gain or loss in an amount equal to the difference between the amount of cash that he or she receives and the adjusted tax basis in his or her hands of the shares of Sel-Drum common stock surrendered in exchange therefor. The gain or loss will be capital gain or loss if the shares of Sel-Drum common stock are a capital asset in a shareholder's hands, and will constitute long-term capital gain or loss if the shareholder has held such shares for more than one year, or short-term capital gain or loss if the shareholder has held such shares for one year or less, at the time Holding purchases such shares from the shareholder for cash. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular taxable year. Under current law, corporations generally are taxed at the same rates on capital gains as on ordinary income (with a maximum tax rate of 35%). With certain exceptions, the highest tax rate on long-term capital gains of individuals (or estates or trusts) currently is 20% while the highest tax rate on ordinary income and short-term capital gains of individuals (or estates or trusts) currently is 39.6%. Deductions for net capital losses are subject to significant limitations. For U.S. holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later taxable years until such net capital loss is thereby exhausted. For U.S. holders that are corporations (other than corporations subject to subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. Capital gains or losses recognized by a U.S. holder on a disposition of shares of Sel-Drum common stock will be treated as arising from U.S. sources.

State, Local and Foreign Tax Considerations

     In addition to the U.S. federal income tax consequences described above, U.S. holders may be subject to certain state, local, foreign or other tax consequences as a result of their sale to Holding of Sel-Drum common stock.
Accordingly, U.S. holders are urged to consult their own tax advisers with respect to such state, local, foreign or other tax consequences.

Item 8. Fairness of the Transaction.

     (a) Holding reasonably believes that the transaction is fair to all holders of Sel-Drum common stock unaffiliated with Holding.

     (b) The material factors upon which Holding bases its belief stated in Item 8(a), above, are as follows:

     Holding is offering cash in the amount of $.40 per share for the outstanding shares of Sel-Drum common stock that it does not own. The price is substantially in excess of the current market price for Sel-Drum's common stock, and is the same per share price that Holding paid in July 1999 for acquisition of the shares it owns currently. On December 28, 2000, the bid price for Sel-Drum's common stock as reported by the Nasdaq OTC Bulletin Board was $.219. In addition, as reflected in the table set forth in Item 2 of this Statement, the bid price of the common stock has exceeded $.375 in only two quarters during Sel-Drum's last two fiscal years and its current fiscal year.

     Holding considered various factors in determining the consideration to be offered to the shareholders, such as current and historical market prices of Sel-Drum's stock, as described above; the net book value of the common stock, which was $0.18 at July 31, 2000 and $0.20 at October 31, 2000; and the purchase price paid in previous purchases of Sel-Drum's stock in fiscal 1999, including the acquisition by Holding of Sel-Drum common stock in July, 1999. Other factors considered included the continuing poor price performance and low trading volume of Sel-Drum's common stock, which is detrimental to the interests of shareholders. Holding also relied on the Fairness Review Report prepared by Parisien Grou LaSalle Inc. with respect to the fair value of the consideration offered to unaffiliated shareholders, as more fully described in Item 9 of this Statement.

     (c) Approval of the unaffiliated shareholders of Sel-Drum is not required to effect the plan for binding share exchange under New York law.

     (d) After making reasonable inquiry, Holding believes that no directors of Sel-Drum have retained an unaffiliated representative to act solely on behalf of any security holders of Sel-Drum for purposes of negotiating the terms of this Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

     (e) Approval of this Rule 13e-3 transaction by the directors of Sel-Drum is not required under New York law.

     (f) Not Applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

     (a) Holding has  received a Fairness  Review  Report  (the  "Report")  from
Parisien   Grou  LaSalle  Inc.   ("PGL"),   relating  to  the  fairness  of  the
consideration to be offered to the shareholders of Sel-Drum other than Holding.

     (b) PGL is a corporation, established under the laws of Canada, that provides corporate consulting and advisory services. In addition to its consulting and advisory services, PGL's services include corporate and project acquisition identification and evaluation, corporate and project due diligence and valuation, acquisition structuring, negotiation and financing. PGL has extensive experience over the last 20 years in all facets of valuations including mergers, acquisitions, divestiture and fairness opinion matters. PGL staff is experienced in project evaluation, financial investment and the provision of fairness opinions. PGL was formally engaged by Holding under an Engagement Agreement between Holding and PGL dated November 13, 2000. The terms of the Engagement Agreement provide that PGL is to be paid a fee of $10,000 for its services, to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified in certain circumstances.

     PGL is an affiliate of Grou LaSalle and Associates ("Grou LaSalle"), a public accounting firm located in the Province of Quebec, Canada. Grou LaSalle has acted as the independent public auditors for Holding and its subsidiary, Densigraphix Kopi inc., for the past eight years. Except as disclosed in the preceding sentence, neither Grou LaSalle nor PGL has been engaged to provide any financial advisory or other services to Holding or Sel-Drum or their affiliates during the past two years.

Neither PGL nor any of its affiliates is an affiliate of Holding or Sel-Drum. Neither PGL nor any of its affiliates has participated in any financing involving Holding or Sel-Drum.

     In the Report, PGL states that in its opinion, the plan for binding share exchange is fair, from a financial point of view, to the shareholders of Sel-Drum.

     In conducting its review, PGL obtained information regarding Sel-Drum in a variety of ways, including review of Sel-Drum's periodic and other reports filed with the SEC in 1999 and 2000; discussions with Sel-Drum's management, auditors and legal counsel; review of Sel-Drum internal documents; and review of other publicly available information relating to the business, operations, financial performance and stock trading history of Sel-Drum. PGL has stated, in the Report, that to the best of its knowledge, it has not been denied access by Sel-Drum to any information requested by PGL.

     In preparing the Report, PGL relied upon techniques it considered appropriate, in the circumstances, to determine a "fair market value" of the outstanding Sel-Drum shares. For purposes of the Report, PGL defined "fair market value" as "the highest price that an informed and prudent buyer would pay in an open and unrestricted market to an informed and prudent seller, each acting at arm's length, where neither party is under any compulsion to transact, expressed in money's worth."

     PGL assessed the fairness of the plan of exchange principally on the basis of a comparison of the following factors to the consideration being paid by Holding under the plan:

     1. Precedent transactions and recent arm's length transactions in the stock in fiscal 1999. The prices paid in these private transactions ranged from $0.40 (the price paid by Holding in the acquisition transaction in July 1999) to $1.00 in the case of the repurchase of certain shares that were part of the remuneration package of an employee of Sel-Drum;

     2. The trading levels of the Sel-Drum common stock during Sel-Drum's 1999 and 2000 fiscal years. During such two-year period, the median quotation for the stock averaged between $0.35 and $0.375, and the stock was very thinly traded.

     3. The per share net book value of the Sel-Drum common stock, which at July 31, 2000 was $0.18 and at October 31, 2000 was $0.20.

     Based on these factors, as stated above, PGL has expressed the opinion that the consideration being offered by Holding for the outstanding shares of common stock of Sel-Drum is fair, from a financial point of view, to the holders of such shares.

     The amount of consideration to be paid by Holding to the Sel-Drum shareholders was determined by Holding, and not by PGL.

     (c) The report prepared by PGL will be made available for inspection and copying at the principal executive offices of Holding during its regular business hours by any shareholder of Sel-Drum or any representative who has been so designated in writing. A copy of the report prepared by PGL will be transmitted by Holding to any shareholder of Sel-Drum or representative who has been so designated in writing upon written request and at the expense of the requesting shareholder.

Item 10. Source and Amounts of Funds or Other Consideration.

     (a) Holding intends to use its working capital, received in the form of dividends from its wholly-owned subsidiary, Densigraphix Kopi inc., to purchase the outstanding shares of Sel-Drum common stock. Holding will pay $97,528.00 ($0.40 per share) for the outstanding shares of Sel-Drum common stock, and such other amounts, if any, in satisfaction of any dissenting shareholders' appraisal rights.

     (b)  Not Applicable.

     (c)  Holding's   estimated   expenses  for  the  binding   share   exchange
          transaction are as follows:

                  Canadian legal and paralegal fees                      $15,000
                  U.S. legal counsel                                      45,000
                  Stock Transfer/Exchange Agent                           10,000
                  Broker held accounts                                     2,500
                  Fairness Review Report                                  10,000
                  Printing and Mailing                                     4,000
                                                                       ---------
                  Total                                                  $86,500
                                                                         =======

     Sel-Drum will not be responsible for, or will be reimbursed by Holding for, the expenses incurred by Holding in connection with the transaction described in this Transaction Statement.

     (d)  Not Applicable.

Item 11. Interest in Securities of the Subject Company.

     (a) Holding beneficially owns 7,173,680 shares of Sel-Drum common stock, which constitutes 96.7% of the outstanding shares of common stock. By virtue of his 100% ownership of the capital stock of Holding, Camille Cotran is also deemed a beneficial owner of the shares of Sel-Drum common stock owned by Holding. Mr. Cotran is the sole officer, director and controlling person of Holding.

     (b)  None.

Item 12. The Solicitation or Recommendation.

     (a)  Not Applicable.

     (b)  Not Applicable.

Item 13. Financial Statements.

     (a) Sel-Drum's financial information is incorporated herein by reference from Sel-Drum's Annual Report on Form 10-KSB for the year ended July 31, 2000, and Sel-Drum's Quarterly Report on Form 10-QSB for the quarterly period ended October 31, 2000, both reports being filed under Commission File No. 0-22964. Copies of this information are included in the Notice to Shareholders attached as Exhibit (a) to this Transaction Statement. In addition, copies of this information may be inspected, and copies obtained at the public reference facilities maintained by the SEC at:

Judiciary Plaza                      Citicorp Center                 Seven World Trade Center
Room 1024                            500 West Madison Street         13th Floor
450 Fifth Street, N.W.               Suite 1400                      New York, NY 10048
Washington, DC 20549                 Chicago, IL 60661

Copies of these materials may also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549 or by calling the SEC at (800) SEC-0330. The SEC maintains a website that contains reports and other information regarding Sel-Drum at http://www.sec.gov.

     The book value per share of the Sel-Drum common stock at October 31, 2000, was $0.20.

     (b)  Not Applicable.

Item 14. Persons/Assets, Returned, Employed, Compensated or Used.

     (a)  Not Applicable.

     (b)  Not Applicable.

Item 15.  Additional Information.

     (b) Holding does not believe that any additional information is necessary to make the required statements in this Transaction Statement in light of the circumstances under which they were made, not materially misleading.

Item 16.  Exhibits.

     (a) Form of Notice to Shareholders of Sel-Drum in connection with the transaction described in this Transaction Schedule.

     (b)  Not Applicable.

     (c)  Report of Parisien Grou LaSalle Inc.

     (d)  1.   Stock Sale and Purchase Agreement among the Selling  Shareholders of Sel-Drum International, Inc. and Densigraphix Kopi Inc. and C.
               Cotran  Holding  Inc.  dated  july  30,  1999   (incorporated  by
               reference to Exhibit 2.1 to Sel-Drum International, Inc.'s Report on Form 8-K dated July 30, 1999).

          2. Offering Letter by the National Bank of Canada to Sel-Drum International, Inc. (incorporated by reference to Exhibit 10(e) to Sel-Drum International, Inc.'s Report on Form 10-KSB for the fiscal year ended July 31, 1999).

     (f) Section 623 of the New York Business Corporation Law (included as Appendix C to the form of Notice to Shareholders filed herewith as Exhibit (a)).

     (g)  Not Applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


                              /s/ Camille Cotran
                              --------------------------------------------------
                              (Signature)

                              Camille Cotran, President, C. Cotran Holding, Inc.
                              --------------------------------------------------
                              (Name and Title)

                              December 29, 2000
                              --------------------------------------------------
                              (Date)

                                                                     EXHIBIT (a)
                                                                     -----------



                             C. COTRAN HOLDING INC.


                            NOTICE TO SHAREHOLDERS OF
                          SEL-DRUM INTERNATIONAL, INC.

                                       OF

                         PLAN FOR BINDING SHARE EXCHANGE



  This information is disseminated pursuant to Rule 13e-3 of the United States
                  Securities Exchange Act of 1934, as amended.



NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                SUMMARY OF TERMS

C. Cotran Holding Inc. ("Holding," "we" or "us") wishes to advise the shareholders of Sel-Drum International, Inc. ("Sel-Drum") of its intention to effect a plan for binding share exchange for all of the outstanding shares of Sel-Drum common stock that it does not currently own.

     We currently own approximately 97 percent of the outstanding shares of common stock of Sel-Drum. Our Board of Directors has approved a plan for binding share exchange, a copy of which is attached as Appendix A to this Notice to Shareholders. Under this plan, we will acquire from the other stockholders of Sel-Drum all of the outstanding shares of Sel-Drum's common stock that we do not own in return for a cash payment, and Sel-Drum will become our wholly-owned subsidiary.

     The material terms of the plan for binding share exchange are as follows:

     o Purchase Price. We will pay $.40 in cash for each share of common stock.

     o Payment of Purchase Price. We will deposit $97,528.00 with U.S. Stock Transfer Corporation. We will instruct U.S. Stock Transfer Corporation to distribute the purchase price to the shareholders of Sel-Drum who submit their stock certificates as described in "Surrender of Certificates," below. However, the purchase price will not be paid to any shareholders who exercise their dissenters' rights of appraisal under New York law. Payments will be mailed to shareholders as soon as practicable after the binding share exchange becomes effective. See "Terms of the Transaction" in this Notice to Shareholders.

     o No Shareholder Approval Required. We will accomplish the binding share exchange without the approval or consent of any other shareholder of Sel-Drum. You do not have any right to vote on this transaction. Under New York law, which applies because Sel-Drum is a New York corporation, your rights are limited to either accepting the cash payment being offered by us or exercising your dissenter's right of appraisal. See "Terms of the Transaction" and "Dissenters' Rights of Appraisal" in this Notice to Shareholders.

     o Dissenters' Rights of Appraisal. If you do not wish to accept our offer of $.40 per share, you may exercise your right of appraisal by following the procedures described under the caption "Dissenters' Rights of Appraisal" in this Notice to Shareholders.

     o Surrender of Certificates to Receive Purchase Price. To receive the purchase price, you must submit your stock certificates to U.S. Stock Transfer Corporation (at the address set forth in the letter of transmittal accompanying this Notice to Shareholders, the form of which is attached to this Notice as Appendix B). Generally, if your shares are held in a brokerage account, your broker will automatically credit your account for the purchase price. If you (or your broker) do not submit your certificates, your certificates will, after the binding share exchange is effected, represent only the right to receive the purchase price or, if you have properly exercised your right of appraisal, to receive the payment determined to be due you. See "Terms of the Transaction" and "Dissenters' Rights of Appraisal" in this Notice to Shareholders.

     o Effect of This Binding Share Exchange. The binding share exchange will become effective when we file a Certificate of Exchange with the Secretary of State of New York. We intend to file this certificate 30 days after the date the Notice to Shareholders is mailed to the shareholders. At that time, we will automatically become the owner of all of the outstanding share of common stock of Sel-Drum, and you will no longer be a shareholder of Sel-Drum. See "Special Factors - Consequences" and "Terms of the Transaction" in this Notice to Shareholders.

Please note that whenever the "$" symbol is used in this Notice to Shareholders, it means U.S. dollars. References to Canadian dollars are indicated by the symbol "CDN$."

                                 SPECIAL FACTORS

     Purpose. The purpose of this transaction is to enable Holding to obtain 100% ownership of Sel-Drum, and to terminate Sel-Drum's status as a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), thus enabling Holding to more effectively implement the plan described under the caption "Plans or Proposals of Holding" in this Notice to Shareholders, and to eliminate its obligations to file reports and otherwise comply with the requirements of the Exchange Act.

     Alternatives. Because the goal of Holding is to obtain 100% ownership of Sel-Drum's common stock and to terminate Sel-Drum's status as a reporting company under the Exchange Act, no alternatives to this transaction were considered.

     Reasons. The reasons for the transaction are as follows: As the controlling shareholder of Sel-Drum, Holding recognizes the advantages of having a publicly-traded subsidiary, including enhanced stock value and liquidity and the ability to use capital stock for financing or corporate acquisition purposes. However, the pricing trends and trading volume of Sel-Drum's common stock in the market have not allowed Sel-Drum to effectively take advantage of the market to the extent of justifying the continued direct and indirect cost of public registration. The stock is thinly traded and as a result is relatively illiquid. Consequently, purchasers of Sel-Drum's common stock would experience difficulty in selling should they desire to do so. Holding believes that the continued poor price performance and low trading volume of the common stock is not in the best interest of Sel-Drum or its stockholders.

     As a reporting company under the Exchange Act, Sel-Drum incurs direct and indirect costs associated with compliance with the filing and reporting requirements imposed on public companies. The direct cost savings from terminating reporting status include lower printing and mailing costs, elimination of the need to prepare extensive public disclosure, reduction in miscellaneous clerical and other expenses e.g., word processing, Edgarizing, and telephone and facsimile charges associated with SEC filings, elimination of charges of brokers and transfer agents and potential reduction in auditing fees. The indirect costs of reporting under the Exchange Act, including the executive time expended to prepare and review public filings, would also be eliminated.

     In addition, Holding believes that the execution of the business plan described under the caption "Plans or Proposals of Holding" in this Notice to Shareholders, will be more effectively realized without having to comply with the disclosure and other requirements of a reporting company. In particular, Holding considers the obligation to publicly disclose proprietary and other business information, such as material contracts, proposed acquisitions, growth strategies and financial information regarding overall operations to be a competitive disadvantage, which will be eliminated when this obligation is terminated.

     Consequences. Upon the effectiveness of the binding share exchange, Holding will become the sole shareholder of Sel-Drum. The other shareholders of Sel-Drum will, as described under the caption "Terms of the Transaction" in this Notice to Shareholders, be entitled to receive the consideration being offered by Holding for their shares or, if they have properly exercised their rights of appraisal under New York law, to receive the amount determined to be the fair value of their shares. As a result of the transaction, Holding's interest in the net book value and net income of Sel-Drum will increase to 100% from 96.7%. The net book value of Sel-Drum's common stock at October 31, 2000 was $1,353,537, and its net income for the year ended July 31, 2000, and the three months ended October 31, 2000, was $617,057 and $165,182, respectively.

     Tax Considerations. The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Sel-Drum's common stock. Holders are advised and expected to consult with their own tax advisors for advice regarding the tax consequences to them of disposing of their shares of Sel-Drum common stock to holding in exchange for cash, having regard to their own particular circumstances and any other consequences to them of such transaction under state, local, foreign or other tax laws.

Federal Income Tax Considerations

     The following is a summary of the material U.S. federal income tax considerations to a U.S. holder arising from the purchase by Holding of such U.S. holder's shares of Sel-Drum common stock. A "U.S. holder" is a beneficial owner of Sel-Drum common stock that is:

     -    an individual citizen or resident of the United States;

     - a corporation created or organized in or under the laws of the United States or any of its political subdivisions; or

     - an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     This summary only deals with a U.S. holder that holds shares of Sel-Drum common stock as a capital asset and does not address tax considerations applicable to U.S. holders that may be subject to special tax rules, such as:

     -    dealers or traders in securities or currencies;

     - financial institutions or other U.S. holders that treat income in respect of Sel-Drum common stock as financial services income;

     -    insurance companies;

     -    regulated investment companies;

     -    tax-exempt entities;

     -    U.S. holders that acquired  Sel-Drum common stock upon the exercise of
          an  employee  stock  option  or  otherwise  in  connection   with  the
          performance of services;

     - U.S. holders that hold Sel-Drum common stock as part of a straddle or conversion transaction or other arrangement involving more than one position;

     - U.S. holders that have a principal place of business or "tax home" outside of the United States; or

     - U.S. holders whose "functional currency" is not the United States dollar.

     This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date of this Notice to Shareholders; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. This summary has no binding effect or official status of any kind; Holding cannot assure shareholders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service (the "IRS"). Holding will not seek a ruling from the IRS with respect to any aspect of the tax considerations described below.

     Since U.S. federal income tax consequences may differ from one U.S. holder to the next, this summary does not purport to deal with all of the U.S. federal income tax considerations that might be relevant to shareholders in light of their personal investment circumstances or status. In addition, this summary does not address the application of other U.S. taxes, such as the federal estate tax or alternative minimum tax, or state, local or foreign tax laws. Accordingly, shareholders are advised to consult their own tax advisors in determining the specific tax consequences to them of Holding's purchase of their shares of Sel-Drum common stock, including the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws. The statements of U.S. federal income tax law set out below are based on the laws and interpretations in force as of the date of this Notice to Shareholders, and are subject to any changes occurring after that date.

Sale of Sel-Drum Common Stock

     The receipt of cash in exchange for Sel-Drum common stock will be treated as a taxable transaction for U.S. federal income tax purposes. Accordingly, as a U.S. holder, a shareholder will recognize a gain or loss in an amount equal to the difference between the amount of cash that he or she receives and the adjusted tax basis in his or her hands of the shares of Sel-Drum common stock surrendered in exchange therefor. The gain or loss will be capital gain or loss if the shares of Sel-Drum common stock are a capital asset in a shareholder's hands, and will constitute long-term capital gain or loss if the shareholder has held such shares for more than one year, or short-term capital gain or loss if the shareholder has held such shares for one year or less, at the time Holding purchases such shares from the shareholder for cash. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular taxable year. Under current law, corporations generally are taxed at the same rates on capital gains as on ordinary income (with a maximum tax rate of 35%). With certain exceptions, the highest tax rate on long-term capital gains of individuals (or estates or trusts) currently is 20% while the highest tax rate on ordinary income and short-term capital gains of individuals (or estates or trusts) currently is 39.6%. Deductions for net capital losses are subject to significant limitations. For U.S. holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later taxable years until such net capital loss is thereby exhausted. For U.S. holders that are corporations (other than corporations subject to subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. Capital gains or losses recognized by a U.S. holder on a disposition of shares of Sel-Drum common stock will be treated as arising from U.S. sources.

State, Local and Foreign Tax Considerations

     In addition to the U.S. federal income tax consequences described above, U.S. holders may be subject to certain state, local, foreign or other tax consequences as a result of their sale to Holding of Sel-Drum common stock.
Accordingly, U.S. holders are urged to consult their own tax advisers with respect to such state, local, foreign or other tax consequences.

Fairness

     Holding reasonably believes that the transaction is fair to all holders of Sel-Drum common stock unaffiliated with Holding. The material factors upon which Holding bases its belief that the transaction is fair to the holders of the Sel-Drum Common Stock, are as follows:

     Holding is offering cash in the amount of $.40 per share for the outstanding shares of Sel-Drum common stock that it does not own. The price is substantially in excess of the current market price for Sel-Drum's common stock, and is the same per share price that Holding paid in July 1999 for acquisition of the shares it owns currently. On December 28, 2000, the bid price for Sel-Drum's common stock as reported by the Nasdaq OTC Bulletin Board was $.219. In addition, as reflected in the table set forth under the caption "Identification and Securities of Sel-Drum" in this Notice, the bid price of the common stock has exceeded $.375 in only two quarters during Sel-Drum's last two fiscal years and its current fiscal year.

     Holding considered various factors in determining the consideration to be offered to the shareholders, such as current and historical market prices of Sel-Drum's stock, as described above; the net book value of the common stock, which was of $0.18 at July 31, 2000 and $0.20 at October 31, 2000; and the purchase price paid in previous purchases of Sel-Drum's stock in fiscal 1999, including the acquisition by Holding of Sel-Drum common stock in July, 1999. Other factors considered included the continuing poor price performance and low trading volume of Sel-Drum's common stock, which is detrimental to the interests of shareholders. Holding also relied on the Fairness Review Report prepared by Parisien Grou LaSalle Inc. with respect to the fair value of the consideration offered to unaffiliated shareholders, as more fully described under the caption "Fairness Review Report" in this Notice to Shareholders.

     Approval of the unaffiliated shareholders of Sel-Drum is not required to effect the plan for binding share exchange under New York law. After making reasonable inquiry, Holding believes that no directors of Sel-Drum have retained an unaffiliated representative to act solely on behalf of any security holders of Sel-Drum for purposes of negotiating the terms of the binding share exchange transaction and/or preparing a report concerning the fairness of the transaction.

     Approval of the binding share exchange transaction by the directors of Sel-Drum is not required under New York law.

                             FAIRNESS REVIEW REPORT

     Holding has received a Fairness Review Report (the "Report") from Parisien Grou LaSalle Inc. ("PGL"), relating to the fairness of the consideration to be offered to the shareholders of Sel-Drum other than Holding.

     PGL is a corporation, established under the laws of Canada, that provides corporate consulting and advisory services. In addition to its consulting and advisory services, PGL's services include corporate and project acquisition identification and evaluation, corporate and project due diligence and valuation, acquisition structuring, negotiation and financing. PGL has extensive experience over the last 20 years in all facets of valuations including mergers, acquisitions, divestiture and fairness opinion matters. PGL staff is experienced in project evaluation, financial investment and the provision of fairness opinions. PGL was formally engaged by Holding under an Engagement Agreement between Holding and PGL dated November 13, 2000. The terms of the Engagement Agreement provide that PGL is to be paid a fee of $10,000 for its services, to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified in certain circumstances.

     PGL is an affiliate of Grou LaSalle and Associates ("Grou LaSalle"), a public accounting firm located in the Province of Quebec, Canada. Grou LaSalle has acted as the independent public auditors for Holding and its subsidiary, Densigraphix Kopi inc., for the past eight years. Except as disclosed in the preceding sentence, neither Grou LaSalle nor PGL has been engaged to provide any financial advisory or other services to Holding or Sel-Drum or their affiliates during the past two years. Neither PGL nor any of its affiliates is an affiliate of Holding or Sel-Drum. Neither PGL nor any of its affiliates has participated in any financing involving Holding or Sel-Drum.

     In the Report, PGL states that in its opinion, the plan for binding share exchange is fair, from a financial point of view, to the shareholders of Sel-Drum.

     In conducting its review, PGL obtained information regarding Sel-Drum in a variety of ways, including review of Sel-Drum's periodic and other reports filed with the SEC in 1999 and 2000; discussions with Sel-Drum's management, auditors and legal counsel; review of Sel-Drum internal documents; and review of other publicly available information relating to the business, operations, financial performance and stock trading history of Sel-Drum. PGL has stated, in the Report, that to the best of its knowledge, it has not been denied access by Sel-Drum to any information requested by PGL.

     In preparing the Report, PGL relied upon techniques it considered appropriate, in the circumstances, to determine a "fair market value" of the outstanding Sel-Drum shares. For purposes of the Report, PGL defined "fair market value" as "the highest price that an informed and prudent buyer would pay in an open and unrestricted market to an informed and prudent seller, each acting at arm's length, where neither party is under any compulsion to transact, expressed in money's worth."

     PGL assessed the fairness of the plan of exchange principally on the basis of a comparison of the following factors to the consideration being paid by Holding under the plan:

     1. Precedent transactions and recent arm's length transactions in the stock in fiscal 1999. The prices paid in these private transactions ranged from $0.40 (the price paid by Holding in the acquisition transaction in July 1999) to $1.00 in the case of the repurchase of certain shares that were part of the remuneration package of an employee of Sel-Drum;

     2. The trading levels of the Sel-Drum common stock during Sel-Drum's 1999 and 2000 fiscal years. During such two-year period, the median quotation for the stock averaged between $0.35 and $0.375, and the stock was very thinly traded.

     3. The per share net book value of the Sel-Drum common stock, which at July 31, 2000 was $0.18 and at October 31, 2000 was $0.20.

     Based on these factors, as stated above, PGL has expressed the opinion that the consideration being offered by Holding for the outstanding shares of common stock of Sel-Drum is fair, from a financial point of view, to the holders of such shares.

     The amount of consideration to be paid by Holding to the Sel-Drum shareholders was determined by Holding, and not by PGL.

     The report prepared by PGL will be made available for inspection and copying at the principal executive offices of Holding during its regular business hours by any shareholder of Sel-Drum or any representative who has been so designated in writing. A copy of the report prepared by PGL will be transmitted by Holding to any shareholder of Sel-Drum or representative who has been so designated in writing upon written request and at the expense of the requesting shareholder.

                         DISSENTERS' RIGHTS OF APPRAISAL

     Because Sel-Drum is incorporated in New York, New York law governs its internal affairs, as well as any rights shareholders may have if they object to a transaction such as the plan for binding share exchange described in this Notice to Shareholders. These rights, commonly called "appraisal rights," entitle shareholders who object to the transaction and who follow required procedures to ask a court to determine the fair value of their shares and requires payment of that amount instead of the consideration being offered by Holding.

     The New York statute establishing appraisal rights provides that appraisal rights are the exclusive remedy available to shareholders that have those rights, unless the transaction is unlawful or fraudulent.

     Pursuant to Section 910 of the New York Business Corporation Law ("BCL"), holders of Sel-Drum common stock have the right to dissent from the binding share exchange and, if the plan for binding share exchange is completed, receive payment of the fair value of their Sel-Drum common stock by complying with the requirements of BCL Section 623 (the full text of which is set forth as Appendix C to this Notice to Shareholders). Under Section 913 of the BCL, Holding must give a copy of the plan for binding share exchange adopted by Holding's board of directors, or an outline of the material features of the plan, to all other shareholders of Sel-Drum. A copy of the plan is attached as Appendix A to this Notice to Shareholders. If you elect to dissent from the share exchange you must file with Holding, within 20 days after the giving of this Notice to Shareholders to you, a written notice of such election, stating your name and residence address, the number of shares as to which you dissent (which must be all of your shares) and a demand for payment of the fair value for your shares. At the time of filing the notice of election to dissent or within one month thereafter, you must submit the certificates representing your shares to Holding or Sel-Drum's transfer agent for notation on the certificates of your election to dissent, after which the certificates will be returned to you. Failure to submit the certificates for such notation may result in the loss of your appraisal rights. Within 15 days after the expiration of the period within which shareholders may file their notices of election to dissent or within 15 days after effectiveness of the share exchange, whichever is later, Holding must make a written offer to each shareholder who has filed a notice of election to pay for his shares at a specified price which Holding considers to be their fair value. If Holding fails to make the offer within such 15-day period, or if any dissenting shareholder fails to agree to it within 30 days after it is made, Holding is required to institute a judicial proceeding within 20 days after the expiration of the applicable period to determine the rights of dissenting shareholders and to fix the fair value of their shares of Sel-Drum common stock. If Holding fails to institute the proceeding, a dissenting shareholder may do so. In the judicial proceeding, the court will determine the right of each dissenting shareholder to receive payment and the fair value of their shares.

     This summary is not a complete  statement of the  provisions of BCL Section
623. A copy of Section 623 of the BCL is attached as Appendix C to this Notice to Shareholders. You should read it carefully.

     If you object to the binding share exchange and wish to exercise your rights further, you should consult with your legal counsel at your expense. Holding has not made any provision in connection with this transaction to grant you access to the corporate files of Holding or to reimburse you for any of your legal expenses or for any expenses.

                    IDENTIFICATION AND SECURITIES OF SEL-DRUM

     Sel-Drum's principal executive office is located at 501 Amherst Street, Buffalo, New York, 14207, and its telephone number is 800-263-9356.

     The exact title of the class of equity securities that is the subject of this filing is common stock, par value $.01 per share, of Sel-Drum. As of December 28, 2000, there were 7,417,500 outstanding shares of Sel-Drum's common stock.

     Sel-Drum's common stock trades on the Nasdaq OTC Bulletin Board under the symbol "SDUM." The following table sets forth the high and low bid quotations provided for Sel-Drum's common stock for each quarterly period during the last two fiscal years and the first two quarters (through December 28, 2000) of the current fiscal year.


                               COMMON STOCK PRICE

                       First Quarter      Second Quarter     Third Quarter     Fourth Quarter
                       -------------      --------------     -------------     --------------
                      High       Low      High      Low     High      Low      High      Low
                      ----       ---      ----      ---     ----      ---      ----      ---

Fiscal 1999         $0.375    $0.375     $0.375   $0.375   $0.375   $0.375    $0.375   $0.315
Fiscal 2000         $0.34375  $0.3125    $0.50    $0.25    $0.33    $0.3125   $0.375   $0.375
Fiscal 2001         $0.500    $0.219     $0.219   $0.219


     To the best of Holding's knowledge, after making a reasonable inquiry, Sel-Drum has paid no dividends on its common stock during the past two years.

     On July 30, 1999, Holding purchased 7,173,680 shares of Sel-Drum's common stock from the principal shareholders of Sel-Drum and other persons related to them for a total purchase price of $2,869,472, or $.40 per share. This transaction is described in more detail under the caption "Past Contacts, Transactions, Negotiations and Agreements" in this Notice to Shareholders.

                            IDENTIFICATION OF HOLDING

     Holding's principal business address is 220 Boul. Industriel, Boucherville, Quebec J4B 2X4 and its business telephone number is (450) 641-3516.

     The name and address of the sole officer and director of Holding and the sole person controlling Holding are as follows:

        Name                              Position                              Address
        ----                              --------                              -------
Camille Cotran            Sole Shareholder and Director, President,     220 Boul. Industriel
                          Secretary-Treasurer                           Boucherville, Quebec
                                                                        Canada J4B 2X4


                                     - 10 -

     Both Holding and Camille Cotran are affiliates of Sel-Drum. Holding owns approximately 97% of the outstanding shares of common stock of Sel-Drum, and Mr.
Cotran is the sole shareholder of Holding.

     The principal business of Holding is the management of the business of Sel-Drum and Densigraphix Kopi inc., a wholly-owned subsidiary of Holding engaged in the sale of compatible toners for copiers and laser printers .
Holding is incorporated under the laws of Canada. During the past five years, Holding has not been convicted in a criminal proceeding and has not been a party to a judicial or administrative proceeding that resulted in a judgment, decree or a final order enjoining Holding from further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     The business and background of Camille Cotran are as follows:

               Camille Cotran
               Sole shareholder and director, President and Secretary-Treasurer of Holding
               220 Boul. Industriel
               Boucherville, Quebec, Canada J4B 2X4

     Camille Cotran is the sole shareholder and director, and President and Secretary-Treasurer, of Holding, a company organized in 1986 to hold and manage investments made by Camille Cotran. Mr. Cotran has also been the Chairman of the Board of Directors and Chief Executive Officer of Sel-Drum since July 1999. In
1979, Mr. Cotran formed, and he currently is the sole Director, Chairman and President of Densigraphix Kopi inc. From 1973 to 1979, Mr. Cotran was Vice
President, Manufacturing, for Cancoat Papers, a manufacturer of zinc oxide photocopy paper. Mr. Cotran is a citizen of Canada.

     During the past five years, Camille Cotran has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

            PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     The nature and approximate dollar amount of all the transactions between Holding and Sel-Drum, and any of their affiliates, including agreements involving Sel-Drum's securities, that have occurred during the past two years, are as follows:

     On  August  1,  1999,  Holding  entered  into an  agreement  with  Sel-Drum
Corporation, an indirect wholly-owned subsidiary of Sel-Drum, to provide consulting, advisory, support and administrative services for an annual fee to Holding of CDN$150,000, plus expenses. The agreement was amended as of September
15, 2000, to increase the annual fee to CDN$300,000 for the year ended July 31, 2000, and further amended as of December 1, 2000, to provide for the same annual fee of CDN $300,000 for the year ended July 31, 2001. The Agreement is automatically renewable for successive one-year terms unless either party gives notice to the other party, at least six months prior to the end of the then-current term, of its intention not to renew the Agreement. The annual fee is renegotiated each year.


                                     - 11 -

     During the fiscal years ended July 31, 2000 and 1999,  Sel-Drum  made sales totaling approximately $315,000 and $330,000, respectively, to Densigraphix Kopi inc., a wholly-owned subsidiary of Holding ("Densigraphix").  During fiscal 2000
and  1999,   Sel-Drum   purchased   approximately   $1,550,000   and   $465,000,
respectively,  of its raw  materials  from  Densigraphix.  For the quarter ended
October  31,  2000,  sales by  Sel-Drum to  Densigraphix  totaled  approximately
$102,000,  and  purchases  of inventory by Sel-Drum  from  Densigraphix  totaled approximately $444,000.

     For the past  several  years,  Holding  and  Sel-Drum  have been in regular contact as Holding was both a supplier to and  customer  of  Sel-Drum.  1997 and
1998,  there were  sporadic  meetings  and  discussions  regarding  the possible acquisition of Sel-Drum between Brian Turnbull,  former Chairman of the Board of
Sel-Drum and Robert  Asseltine,  an advisor of Mr.  Turnbull and a consultant to
Sel-Drum,  and Camille Cotran,  President of Holding. The parties were unable to reach  agreement  on the  terms of any  transaction.  In  mid-1999,  discussions between these parties were resumed and, on July 6, 1999, the parties  executed a term sheet (the "Term  Sheet")  among  themselves  and Holding and  Densigraphix
("the  Purchasers").  Pursuant to the Term Sheet,  Messrs Asseltine and Turnbull
agreed to sell to the  Purchasers  all of Sel-Drum's  common stock  beneficially held by them,  and an  additional  1,119,000  shares  held by family  members or related  parties,  for an aggregate  purchase price of $2,869,472,  or $0.40 per share.  The Term Sheet further  provided for the Purchasers'  acquisition of all outstanding shares of preferred stock held by Messrs. Asseltine and Turnbull (or
their  affiliates)  in  Sel-Drum's  subsidiary,   Sel-Drum  Imaging  Corporation
("Imaging"),  for an  aggregate  purchase  price of  $2,883,000,  or $457.90 per share.

     The transactions described in the Term Sheet were consummated on July 30, 1999 pursuant to a Stock Purchase Agreement among Holding and Robert Asseltine,
547118 Ontario Limited (a company controlled by Mr. Turnbull) and the other selling shareholders (for the common stock of Sel-Drum) and Densigraphix and Robert E. Asseltine, Geraldine Asseltine and 547118 Ontario Limited (for the preferred shares of Imaging).

     Pursuant to the Agreement, Holding acquired approximately 97% of the issued and outstanding common stock of Sel-Drum and Densigraphix acquired all of the outstanding preferred stock of Imaging. The aggregate purchase price for the common stock and the preferred stock was $5,702,472.

     Holding,  Densigraphix  and  Sel-Drum  Corporation  entered  into a  credit facility with National Bank of Canada in the aggregate amount of CDN$6.0 million to provide part of the financing of the acquisition of the Sel-Drum common stock
by  Holding  and  the   acquisition  of  the  preferred   stock  of  Imaging  by
Densigraphix.  All of the funds advanced under the credit  facility were applied towards the acquisition.  Under the terms of the credit facility,  the shares of
Sel-Drum  and Imaging  acquired by Holding and  Densigraphix,  respectively,  in addition to other  collateral,  were pledged to the bank to secure  repayment of the loans. Each company entered into a separate agreement with the bank covering a portion of the financing.

     The bank agreement with Holding provided for a term loan in the amount of CDN$750,000, which is payable over five years and bears interest at a floating rate equal to the


                                     - 12 -

bank's prime rate plus 1.50%; mezzanine financing in the amount of CDN$2.0 million, which is payable over three years and bears interest at a floating rate equal to the bank's prime rate plus 3.0%; and a bridge loan in the amount of CDN$1.5 million, which was payable in full within sixty (60) days after the completion of the acquisition of the Sel-Drum stock, and bore interest at the bank's prime rate plus 1.5%. Pursuant to the agreement with the bank, Holding pledged all of its shares in Sel-Drum and Densigraphix to secure payment of the loans. In addition, the bank received a security interest in Holding's assets and properties and unconditional guarantees from Densigraphix and Sel-Drum, each in the amount of CDN$4.25 million, and other security. Pursuant to the bank agreement, Sel-Drum Corporation (USA) Inc., a wholly-owned subsidiary of Sel-Drum, ("Sel-Drum USA"), has advanced funds to Holding for use in paying the loans to the bank. As of October 31, 2000, outstanding loans made by Sel-Drum
USA to Holding totaled $550,000. The loans bear interest at the U.S. prime rate less 1% and contain no principal repayment terms.

     The bank agreement with Densigraphix provided for a CDN$1.5 million increase in Densigraphix's existing revolving credit facility to CDN$3.0 million
(with outstanding advances limited to 75% of net accounts receivable and 50% of inventory up to CDN$1.5 million), the increase to be used in financing the acquisition of the Imaging preferred stock. Densigraphix also received a term loan for CDN$250,000 payable over five years, the proceeds of which were also to be used in the preferred stock acquisition. The advances under the credit facility bear interest at the bank's prime rate plus 0.50%, and the term loan bears interest at a floating rate equal to the bank's prime rate plus 1.50%.
Under the agreement with the bank, Densigraphix pledged all of the preferred shares of Imaging as security for payment of the loans, and granted the bank a security interest in its accounts receivable, inventory and other assets, and Holding delivered to the bank an unconditional guarantee in the amount of CDN$3.25 million. Pursuant to the bank agreement, Sel-Drum Corporation has advanced funds to Densigraphix for use in paying these loans to the bank. As of October 31, 2000, these outstanding loans to Densigraphix totaled $327,550.
These loans bear interest at the Canadian prime rate plus 1% and contain no principal repayment terms.

     The bank agreement with Sel-Drum Corporation provided for a CDN$1.0 million increase in Sel-Drum Corporation's operating line of credit to CDN$4.2 million, and a term loan of CDN$500,000. Advances under the line of credit bear interest at the bank's prime rate plus 0.50%. The term loan is payable over five years, and bears interest at a floating rate equal to the bank's prime rate plus 1.50%.
As security for the loans, the bank received a chattel mortgage and security interest in all of Sel-Drum's assets; unconditional guarantees from Holding, Sel-Drum and Imaging, each in the amount of CDN$5.0 million, and from Sel-Drum
USA in the amount of CDN$2.0 million; a security interest in the assets of Sel-Drum USA and other security. Upon completion of the share acquisition in July, 1999 by Holding, Sel-Drum Corporation loaned CDN$1.5 million, borrowed under the credit facility and the term loan, to Densigraphix, which in turn advanced the funds to Holding to repay the CDN$1.5 million bridge loan obtained by Holding, as described above. This loan, which at October 31, 2000, totaled
$982,650, bears interest at the Canadian prime rate plus 1% and contains no principal repayment terms.

     None of the shares to be acquired by Holding in the binding share exchange are held by any officer, director or affiliate of Holding.


                                     - 13 -

                            TERMS OF THE TRANSACTION

     The transaction is being effected pursuant to a plan for binding share exchange under Section 913 of the Business Corporation Law of the State of New
York ("BCL"). Under BCL Section 913(g), any corporation owning at least 90% of the outstanding common shares of another corporation (the "subject company") may effect a binding share exchange without obtaining the vote or other approval of the other shareholders of the subject company. Accordingly, no vote of the shareholders of Sel-Drum is required, or will be solicited, for approval of the binding share exchange. Upon effectiveness of the binding share exchange by the filing of a certificate of exchange with the State of New York, Holding will automatically become the holder of all of the outstanding shares of common stock of Sel-Drum.

     Holding is offering  $.40 per share in cash for the  outstanding  shares of
Sel-Drum common stock that it does not own.  Shareholders  not wishing to accept this offer may exercise  dissenters'  rights of appraisal in accordance with the
provisions  of  BCL  Section  623,   which  are  described   under  the  caption
"Dissenters'  Rights of Appraisal" in this Notice to Shareholders.  Shareholders who exercise  their  appraisal  rights will not receive the purchase price being offered by Holding.

     Holding will deposit $97,528.00 with the U.S. Stock Transfer Corporation for payment of the purchase price to shareholders who accept Holding's offer. To receive the purchase price being offered by Holding, you must submit your stock certificates to U.S. Stock Transfer Corporation (at the address set forth in the letter of transmittal accompanying this Notice to Shareholders, the form of which is attached to this Notice as Appendix B). Generally, if your shares are held in a brokerage account, your broker will automatically credit your account for the purchase price. If you (or your broker) do not submit your certificates, your certificates will, after the binding share exchange is effected, represent only the right to receive the purchase price or, if you have properly exercised your right of appraisal, to receive the payment determined to be due you in the appraisal process.

     The reason for the transaction is to terminate Sel-Drum's status as a reporting company under the Securities Exchange Act of 1934, as amended (the
"Exchange Act"). On November 2, 2000, the registration of the common stock of Sel-Drum under the Exchange Act was terminated. In light of the very small number of holders of Sel-Drum's common stock other than Holding, the very limited trading market in Sel-Drum's common stock, and Holding's belief that Sel-Drum will not require access to the public equity market for financing in the foreseeable future, Holding believes that the expense and effort in Sel-Drum's continuing to comply with the reporting and other obligations of the Exchange Act are not justified.

     The terms of the transaction described in this Notice to Shareholders will be the same for all holders of Sel-Drum's common stock, except as they may be affected by the exercise of dissenters' rights of appraisal under New York law.

                          PLANS OR PROPOSALS OF HOLDING

     The outstanding shares of Sel-Drum's common stock to be acquired by Holding in this transaction will be held by Holding as the parent company of Sel-Drum.


                                     - 14 -

     Following Holding's acquisition of all of the outstanding shares of Sel-Drum common stock, Sel-Drum will be a wholly-owned subsidiary of Holding.
Holding  intends  to  de-list  the  Sel-Drum  common  stock  from the Nasdaq OTC
Bulletin Board and to file a Form 15 with the Securities and Exchange Commission to suspend Sel-Drum's reporting requirements under the Securities Exchange Act of 1934. Following the effectiveness of the plan for binding share exchange, Holding intends to proceed with a restructuring of Sel-Drum, its subsidiaries, and Densigraphix Kopi inc., a wholly-owned subsidiary of Holding.

                       INTEREST IN SECURITIES OF SEL-DRUM

     Holding beneficially owns 7,173,680 shares of Sel-Drum common stock, which constitutes 96.7% of the outstanding shares of common stock. By virtue of his 100% ownership of the capital stock of Holding, Camille Cotran is also deemed a beneficial owner of the shares of Sel-Drum common stock owned by Holding. Mr.
Cotran is the sole officer, director and controlling person of Holding.

                              TRANSACTION EXPENSES

     Holding's  estimated expenses for the transaction  include legal fees (U.S.
and Canada) of $60,000, exchange agent fees of $10,000, fairness review report fee of $10,000, fees associated with accounts held by brokers of $2,500, and printing and mailing costs of $4,000. Sel-Drum will not be responsible for paying, or will be reimbursed by Holding for, Holding's expenses associated with the acquisition of all of the outstanding shares of Sel-Drum common stock under the plan for binding share exchange.

                           SOURCE OF TRANSACTION FUNDS

     The source of the funds totaling $97,528.00 to purchase the outstanding shares of Sel-Drum common stock will be cash from Holding's working capital, derived from dividends received from its wholly-owned subsidiary, Densigraphix
Kopi inc.

                              FINANCIAL STATEMENTS

     Following are  Sel-Drum's  Audited  Consolidated  Financial  Statements and
Independent Auditors' Report for the fiscal years ended July 31, 2000 and 1999, and Sel-Drum's Consolidated Financial Statements for the quarter ended October
31, 2000. Copies of all reports and other documents filed by Sel-Drum with the Securities and Exchange Commission may be inspected, and copies obtained at the public reference facilities maintained by the SEC at:

 Judiciary Plaza             Citicorp Center            Seven World Trade Center
 Room 1024                   500 West Madison Street    13th Floor
 450 Fifth Street, N.W.      Suite 1400                 New York, NY 10048
 Washington, DC 20549        Chicago, IL 60661

     Copies of these materials may also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W.,
Washington, DC 20549 or by calling the SEC at (800) SEC-0330. The SEC maintains a website that contains reports and other information regarding Sel-Drum at http://www.sec.gov.


                                     - 15 -


                          SEL-DRUM INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                              AUDITED CONSOLIDATED
                              FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                             JULY 31, 2000 AND 1999



                                    CONTENTS


AUDITED CONSOLIDATED FINANCIAL STATEMENTS                                 PAGE

  Independent Auditors' Report                                             3

  Consolidated Balance Sheet                                               4

  Consolidated Statements of Operations                                    6

  Consolidated Statements of Comprehensive Operations                      8

  Consolidated Statements of Changes in Shareholders' Equity               9

  Consolidated Statements of Cash Flows                                   11

  Notes to Consolidated Financial Statements                              13





                          INDEPENDENT AUDITORS' REPORT



Shareholders and Board of Directors
Sel-Drum International, Inc. and Subsidiaries

We  have  audited  the  accompanying  consolidated  balance  sheet  of  Sel-Drum
International, Inc. and Subsidiaries as of July 31, 2000, and the related consolidated statements of operations, comprehensive operations, changes in shareholders' equity and cash flows for each of the two years in the period ended July 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We  conducted  our  audits  in  accordance  with  generally   accepted  auditing
standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the  accounting  principles  used and  significant  estimates  made by management,  as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sel-Drum International, Inc. and Subsidiaries as of July 31, 2000, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended July 31, 2000, in conformity with generally accepted accounting principles.



Rochester, New York
September 29, 2000


                                     - 3 -


                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                  JULY 31, 2000


                                     ASSETS

CURRENT ASSETS
  Cash and cash equivalents                              $   32,190
  Accounts receivable, net of allowance for doubtful
    accounts of $33,460                                   2,268,265
  Inventories                                             3,861,037
  Deferred income taxes                                      25,000
  Other current assets                                      130,989
                                                         ----------
                    TOTAL CURRENT ASSETS                  6,317,481

PROPERTY
  Equipment                                               1,081,604
  Vehicles                                                   13,922
  Furniture and fixtures                                     84,487
  Leasehold improvements                                    417,848
                                                         ----------
                                                          1,597,861
  Less accumulated depreciation and amortization          1,110,904
                                                         ----------
                                                            486,957

OTHER ASSETS
  Non-competition agreement, net of
    accumulated amortization of $31,170                      12,468
  Sundry, principally deposits                               11,170
  Notes receivable from related parties                   1,559,500
                                                         ----------
                                                          1,583,138
                                                         ----------
                                                         $8,387,576
                                                         ==========


The accompanying notes are an integral part of the consolidated financial statements.


                                     - 4 -


                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Line of credit borrowings                                      $ 1,339,502
  Current portion of long-term debt                                   67,296
  Accounts payable                                                   401,262
  Income taxes payable                                               133,464
  Other current liabilities                                          487,127
                                                                 -----------
                                   TOTAL CURRENT LIABILITIES       2,428,651

LONG-TERM DEBT                                                       218,731

SHAREHOLDERS' EQUITY
  Common stock                                                        74,175
  Additional paid-in capital                                         609,096
  Preferred stock                                                  4,499,805
  Retained earnings                                                  828,729
  Accumulated other comprehensive loss                              (271,611)
                                                                 -----------
                                                                   5,740,194

                                                                 -----------
                                                                 $ 8,387,576
                                                                 ===========


                                     - 5 -



                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS






                                                                             Year ended July 31,
                                                                       ------------------------------
                                                                           2000            1999
                                                                       --------------  --------------

Net sales                                                              $ 15,372,469      $ 14,631,235

Cost of goods sold                                                       10,793,712        10,555,266
                                                                       ------------      ------------
                                                     GROSS PROFIT         4,578,757         4,075,969

Selling, administrative and general
  expenses                                                                3,580,767         3,305,529

Bad debts                                                                       348           130,326
                                                                       ------------      ------------
                                           INCOME FROM OPERATIONS           997,642           640,114

Other income (expense):
  Interest income                                                            81,784             1,325
  Interest expense                                                         (132,437)          (53,706)
  Gain (loss) on disposal of property                                        14,793            (2,241)
  Foreign currency transaction loss                                         (12,489)           (9,465)
                                                                       ------------      ------------
                                                                            (48,349)          (64,087)
                                                                       ------------      ------------
                                INCOME FROM CONTINUING OPERATIONS
                                              BEFORE INCOME TAXES           949,293           576,027

Income tax expense (benefit):
  Current                                                                   318,786           235,886
  Deferred                                                                   13,000            (4,000)
                                                                       ------------      ------------
                                                                            331,786           231,886
                                                                       ------------      ------------
                            NET INCOME FROM CONTINUING OPERATIONS           617,507           344,141

Discontinued operations:
  Loss from operations of drum recoating division
    (net of income tax benefit of $13,222 in 1999)                             --             (19,833)

  Write-off of assets related to drum recoating division
    (net of income tax benefit of $49,725 in 1999)                             --            (374,173)
                                                                       ------------      ------------
                                                                               --            (394,006)
                                                 NET INCOME (LOSS)     $    617,507      $    (49,865)
                                                                       ============      ============


                                     - 6 -


                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF OPERATIONS, Cont'd







                                                                            Year ended July 31,
                                                                        -------------------------------
                                                                            2000              1999
                                                                        -------------     -------------

Net income (loss) per common share:
  Basic and diluted:
    Continuing operations                                               $        0.08     $      0.04
    Discontinued operations:
      Loss from operations                                                       --                --
      Write-off of assets                                                        --             (0.05)
                                                                        -------------     -------------
                         NET INCOME (LOSS) PER COMM0N SHARE             $        0.08     $     (0.01)
                                                                        =============     =============

Weighted average:
  Common shares                                                             7,417,500         7,542,158
  Dilutive stock options                                                         --                --
                                                                        -------------     -------------
                           COMMON SHARES AND DILUTIVE STOCK OPTIONS         7,417,500         7,542,158
                                                                        =============     =============

The accompanying notes are an integral part of the consolidated financial statements.

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS

                                                                          Year ended July 31,
                                                                      ----------------------------
                                                                          2000           1999
                                                                      -------------  -------------

Net income (loss)                                                        $617,507     $(49,865)

Other comprehensive income:
  Foreign currency translation adjustment                                   3,007           25
                                                                         --------     --------

                                         COMPREHENSIVE INCOME (LOSS)     $620,514     $(49,840)
                                                                         ========     ========


The accompanying notes are an integral part of the consolidated financial statements.

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY



                                                                     Additional
                                                        Common        paid-in        Preferred      Retained
                                                         stock        capital          stock        earnings
                                                     -------------  ------------   -------------   ------------

Balance at
  August 1, 1998                                      $   76,425      $  706,846      $4,499,805     $  261,087

Net loss for the year                                       --              --              --          (49,865)

Current year other comprehensive income                     --              --              --             --

Repurchase of 100,000 common shares
  subject to "put rights" at $.50 per share                 --              --              --             --

Reversal of balance of common shares
  previously subject to "put rights",
  resulting from third party transaction,
  as described in Note I                                    --              --              --             --

Repurchase of 125,000 common shares
  at $.40 per share
                                                      ----------      ----------      ----------     ----------
                              BALANCE AT
                           JULY 31, 1999                  76,425         706,846       4,499,805        211,222

Net income for the year                                     --              --              --          617,507

Current year other comprehensive income                     --              --              --             --

Retirement of 225,000 shares of
  treasury stock                                          (2,250)        (97,750)           --             --
                                                      ----------      ----------      ----------     ----------
                              BALANCE AT
                           JULY 31, 2000              $   74,175      $  609,096      $4,499,805     $  828,729
                                                      ==========      ==========      ==========     ==========


The accompanying notes are an integral part of the consolidated financial statements.


                                                     Accumulated       Common         Common
                                                        other          stock,          stock            Total
                                                     comprehensive   subject to     in treasury -    shareholders'
                                                         loss        "put rights"     at cost          equity
                                                    --------------  -------------  -------------    -------------
Balance at
  August 1, 1998                                   $  (274,643)     $  (172,500)     $      --        $ 5,097,020

Net loss for the year                                     --               --               --            (49,865)

Current year other comprehensive income                     25             --               --                 25

Repurchase of 100,000 common shares
  subject to "put rights" at $.50 per share               --             50,000          (50,000)            --

Reversal of balance of common shares
  previously subject to "put rights",
  resulting from third party transaction,
  as described in Note I                                  --            122,500             --            122,500

Repurchase of 125,000 common shares
  at $.40 per share                                       --               --            (50,000)         (50,000)
                                                   -----------      -----------      -----------      -----------
                              BALANCE AT
                           JULY 31, 1999              (274,618)            --           (100,000)       5,119,680

Net income for the year                                   --               --               --            617,507

Current year other comprehensive income                  3,007             --               --              3,007

Retirement of 225,000 shares of
  treasury stock                                          --               --            100,000             --
                                                   -----------      -----------      -----------      -----------
                              BALANCE AT
                           JULY 31, 2000           $  (271,611)     $      --        $      --        $ 5,740,194
                                                   ===========      ===========      ===========      ===========

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                           Year ended July 31,
                                                                                       ----------------------------
                                                                                           2000           1999
                                                                                       -------------  -------------
CASH FLOWS - OPERATING ACTIVITIES
  Net income (loss)                                                                    $   617,507      $   (49,865)
  Adjustments to reconcile net income (loss) to net cash (used for)
    provided from operating activities:
      Bad debts                                                                                348          130,326
      Depreciation and amortization                                                        184,456          167,867
      Deferred income taxes                                                                 13,000          (53,913)
      (Gain) loss on disposal of property                                                  (14,793)           2,241
      Write-off of assets related to drum recoating division                                  --            423,898
      Changes in certain assets and liabilities affecting operations:
        Accounts receivable                                                               (391,563)        (180,484)
        Inventories                                                                       (853,440)         364,073
        Refundable income taxes                                                             49,027           72,124
        Other current assets                                                               (29,279)           6,120
        Deposits                                                                               715              (74)
        Accounts payable                                                                    (2,900)        (285,034)
        Income taxes payable                                                               133,464             --
        Other current liabilities                                                          165,249          186,311
                                                                                       -----------      -----------
                                                 NET CASH (USED FOR) PROVIDED FROM
                                                              OPERATING ACTIVITIES        (128,209)         783,590

CASH FLOWS - INVESTING ACTIVITIES
  Purchases of property                                                                    (94,568)        (205,026)
  Proceeds on disposal of property                                                          14,793            2,312
                                                                                       -----------      -----------
                                                                 NET CASH USED FOR
                                                              INVESTING ACTIVITIES         (79,775)        (202,714)

CASH FLOWS - FINANCING ACTIVITIES
  Decrease in bank overdraft                                                                  --           (315,284)
  Net increase (decrease) in short-term financing                                        1,339,502         (310,043)
  Repayments on long-term debt                                                             (82,300)         (98,439)
  Proceeds from long-term debt                                                             336,500             --
  (Increase) decrease in notes receivable from related parties                          (1,559,500)         160,084
  Purchase of treasury stock                                                                  --           (100,000)
                                                                                       -----------      -----------
                                                 NET CASH PROVIDED FROM (USED FOR)
                                                              FINANCING ACTIVITIES          34,202         (663,682)

Effect of exchange rate changes on cash                                                      3,007               21
                                                                                       -----------      -----------
                                                                   NET DECREASE IN
                                                         CASH AND CASH EQUIVALENTS        (170,775)         (82,785)
Cash and cash equivalents at beginning of year                                             202,965          285,750
                                                                                       -----------      -----------
                                                         CASH AND CASH EQUIVALENTS
                                                                    AT END OF YEAR     $    32,190      $   202,965
                                                                                       ===========      ===========

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                                                                          Year ended July 31,
                                                                      ----------------------------
                                                                          2000           1999
                                                                      -------------  -------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  Cash paid during the year for:

    Interest                                                            $ 130,976       $ 53,706
                                                                        ==========      =========

    Income taxes                                                        $ 132,633      $ 150,536
                                                                        ==========     ==========


The accompanying notes are an integral part of the consolidated financial statements.

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                   FOR THE YEARS ENDED JULY 31, 2000 AND 1999


NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of business

     Sel-Drum International, Inc. (the "Company") is a United States holding company, which owns 100% of the common stock of Sel-Drum Imaging Corporation (a Canadian holding company). Sel-Drum Imaging Corporation owns 100% of the common stock of Sel-Drum Corporation (U.S.A.), Inc. (a United States operating company) and Sel-Drum Corporation (a Canadian operating company).

     Sel-Drum Corporation (U.S.A.), Inc. operates from a warehouse located in Buffalo, New York. Sel-Drum Corporation's facility for its wholesale distribution operations, which includes warehouse space and administrative offices, is located in Burlington, Ontario, Canada. Sel-Drum Corporation also has a manufacturing facility and administrative offices in Kelowna, British Columbia, Canada.

     Sel-Drum Corporation (U.S.A.), Inc. and the Burlington division of Sel-Drum Corporation are engaged in the wholesale distribution of parts and supplies used in the reprographic industry. The Kelowna division of Sel-Drum Corporation is engaged in the re-manufacture of cartridges used in laser printers and facsimile machines. The Kelowna division of Sel-Drum Corporation discontinued the commercial production and distribution of photocopier drums used in duplicating machinery as of January 1999. The financial impact of the discontinued segment is detailed in Note N.

     The Company grants credit to customers which are located throughout the United States and Canada, and arranges for letters of credit and sight drafts with international customers.

     Principles of consolidation

     The accompanying consolidated financial statements include the accounts of Sel-Drum International, Inc. and its wholly-owned subsidiaries (through Sel-Drum Imaging Corporation), Sel-Drum Corporation (U.S.A.), Inc. and Sel-Drum Corporation. All material intercompany balances and transactions have been eliminated in consolidation.

     Cash and cash equivalents

     The Company's policy is to invest cash in excess of operating requirements in income producing investments. Cash equivalents are highly liquid investments purchased with original maturities of three months or less. Cash equivalents generally consist of investments in term deposit accounts at a Canadian financial institution. At July 31, 2000, there was no excess cash invested in these term deposit accounts.

     Concentration of credit risk - cash

     The Company maintains cash balances at financial institutions located in New York and Canada. Accounts at the New York institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Accounts at the Canadian institutions are insured by the Canadian Deposit Insurance Corporation up to approximately $40,000 ($60,000 Canadian). Uninsured balances aggregated approximately $211,000 at July 31, 2000. The Company has not experienced any losses in such accounts and believes that there is no exposure to significant credit risk in this regard.

     Inventories

     Inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JULY 31, 2000 AND 1999



NOTE A:   THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

     Property

     Property is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using accelerated and straight-line methods over the estimated useful lives of the related assets, which are as follows:

                    Equipment                               5 - 10 Years
                    Vehicles                                     5 Years
                    Furniture and fixtures                       5 Years
                    Leasehold improvements                      10 Years


     Major renewals and betterments are capitalized, while maintenance and repairs are charged to operations as incurred. Upon sale or retirement, the related cost and accumulated depreciation or amortization are removed from the accounts and the related gain or loss is reflected in operations.

     Non-competition agreement

     The non-competition agreement is being amortized on a straight-line basis over 42 months through July 31, 2001.

     Foreign currency translation and transactions

     Sel-Drum International, Inc. and Sel-Drum Corporation (U.S.A.), Inc. maintain their accounting records in U.S. dollars, while Sel-Drum Imaging Corporation and Sel-Drum Corporation maintain their accounting records in Canadian dollars. The accompanying consolidated financial statements are presented in U.S. dollars. Accordingly, all balance sheet accounts of Sel-Drum Imaging Corporation and Sel-Drum Corporation are translated into U.S. dollars at period-end exchange rates, and statement of operations items are translated at weighted average exchange rates. The resulting translation adjustments are made directly to accumulated other comprehensive loss. Gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, are included in the statements of operations.

     Change in ownership

     On July 30, 1999, 7,173,680 shares of the issued and outstanding common stock of Sel-Drum International, Inc. were acquired by C. Cotran Holding, Inc. (a Canadian holding company). Further, on July 30, 1999, 100% of the issued and outstanding preferred shares of Sel-Drum Imaging Corporation (Class C and Class D) were acquired by Densigraphix Kopi, Inc. (a wholly-owned subsidiary of C. Cotran Holding, Inc.).

     Revenue recognition

     Revenue  is  recognized  by  the  Company  when  products  are  shipped  to
     unaffiliated  customers,   with  appropriate  provision  for  uncollectible
     accounts.

     Advertising costs

     The  Company's  policy  is  to  expense   advertising  costs  as  incurred.
     Advertising costs for the fiscal years ended July 31, 2000 and 1999 approximated $112,000 and $104,000, respectively.

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JULY 31, 2000 AND 1999


NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

     Income taxes

     Deferred income tax assets and liabilities arise from temporary differences associated with differences between the financial statement and tax basis of assets and liabilities, as determined by the enacted rates which are expected to be in effect when these differences reverse. Deferred tax assets and liabilities are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred tax assets and liabilities not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. The principal types of temporary differences between assets and liabilities for financial statement and tax return purposes are detailed in Note F.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair value of financial instruments

     Statement of Financial Accounting Standards Number 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. The carrying amounts reported in the accompanying consolidated balance sheet for cash, accounts receivable, line of credit borrowings, accounts payable and other current liabilities approximate fair value because of the short maturity period of those instruments. In addition, the carrying amounts of notes receivable from related parties and long-term debt approximate fair value based on current notes.

     Stock options

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Number 123 (SFAS 123) "Accounting for Stock-Based Compensation". This statement established accounting and reporting standards for stock-based employee compensation plans. As permitted by the Statement, the Company continues to account for such arrangements under Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, no compensation expense is recognized for stock-option grants because the exercise price of the stock options equals the market price of the underlying stock on the date of grant.

     Net income (loss) per common share

     Basic net income (loss) per common share is determined by dividing net income (loss) by the weighted average number of common shares outstanding. As of July 31, 2000 and 1999 there are no dilutive potential common shares.

NOTE B: INVENTORIES

     The components of inventories at July 31, 2000 are as follows:

        Raw materials                          $  185,569
        Finished goods                          3,675,468
                                               ----------
                                               $3,861,037
                                               ==========

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JULY 31, 2000 AND 1999


NOTE C:  NOTES RECEIVABLE FROM RELATED PARTIES

    Notes receivable from related parties (see Notes A and L) are summarized as follows:


        Note receivable from C. Cotran Holding, Inc., bearing interest at the Canadian prime rate minus 1% (an effective rate of 6.5%
        at July 31, 2000).                                                $ 550,000

        Note receivable from Densigraphix Kopi, Inc., bearing interest at the Canadian prime rate plus 1% (an effective rate
        of 8.5% at July 31, 2000).                                        1,009,500
                                                                         ----------
                                                                         $1,559,500
                                                                         ==========


     There are currently no principal repayment terms for these notes receivable. The Company received interest income of approximately $76,000 from the notes receivable from related parties during the year ended July 31, 2000. The Company advanced an additional $336,500 to Densigraphix Kopi, Inc. in August 2000.

NOTE D: LINE OF CREDIT

     Sel-Drum Corporation has an operating line of credit available for up to $2,826,600 ($4,200,000 Canadian dollars) through the National Bank of Canada. The arrangement provides for interest to be paid monthly at the bank's prime rate plus .50% (an effective rate of 8% at July 31, 2000). Sel-Drum Corporation may use the credit facility to issue letters of credit for the purchase of inventories, up to a maximum amount of $1,009,500 ($1,500,000 Canadian dollars). Issued letters of credit will reduce the amounts available to the Company to borrow for working capital needs under the facility. At July 31, 2000, the Company had outstanding letters of credit aggregating $27,600 ($40,800 Canadian dollars).

     The line is secured by substantially all assets of Sel-Drum Corporation and Sel-Drum Corporation (USA), Inc., the limited corporate guarantees of Sel-Drum International, Inc. and Sel-Drum Imaging Corporation, each in the amount of $3,365,000 ($5,000,000 Canadian dollars), and the limited corporate guarantee of Sel-Drum Corporation (USA), Inc. in the amount of $1,346,000 ($2,000,000 Canadian dollars). The guarantee by Sel-Drum Corporation (USA), Inc. is supported by a first ranking security interest on all assets of Sel-Drum Corporation (USA), Inc. The line also has an unconditional letter of guarantee from C. Cotran Holding, Inc. in the amount of $3,365,000 ($5,000,000 Canadian dollars). At July 31, 2000, the Company had $1,339,502 ($1,990,345 Canadian dollars) outstanding under this arrangement.

     At July 31, 2000, the Company had $1,459,498 available for borrowings under this arrangement.

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JULY 31, 2000 AND 1999


NOTE E: LONG-TERM DEBT

    Long-term debt is summarized as follows:


        Term loan of $336,500 ($500,000 Canadian dollars) payable to the National Bank of Canada, due in monthly installments of
        $5,608 ($8,333 Canadian dollars) through October 2005, plus interest at the bank's prime rate plus 1.5% (an effective rate
        of 9% at July 31, 2000).                                          $ 286,027

         Less:  Current portion of long-term debt                            67,296
                                                                          ---------
                                                                          $ 218,731
                                                                          =========

    The Company shall be entitled to use this credit facility for working capital and for the issuance of letters of credit, which are used primarily for the purchase of inventories from foreign suppliers.

    Annual maturities of long-term debt are as follows:



                        Year ending July 31,                Amount
                        --------------------              ----------

                               2001                       $ 67,296
                               2002                         67,296
                               2003                         67,296
                               2004                         67,296
                               2005                         16,843
                                                          --------
                                                          $286,027
                                                          ========


     The above-cited term loan is secured by substantially all assets of Sel-Drum Corporation and Sel-Drum Corporation (USA), Inc., the limited corporate guarantees of Sel-Drum International, Inc. and Sel-Drum Imaging Corporation, each in the amount of $3,365,000 ($5,000,000 Canadian dollars), and the limited corporate guarantee of Sel-Drum Corporation
     (USA), Inc. in the amount of $1,346,000 ($2,000,000 Canadian dollars). The loan is also secured by an unconditional letter of guarantee from C. Cotran Holding, Inc. in the amount of $3,365,000 ($5,000,000 Canadian dollars).

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JULY 31, 2000 AND 1999


NOTE F: INCOME TAXES

     The total tax provisions are different from the amount that would have been recorded by applying the U.S. statutory federal income tax rate to income before income taxes. The reconciliation of these differences is as follows:


                                                                                July 31,
                                                                       ----------------------------
                                                                           2000           1999
                                                                       -------------  -------------

Statutory U.S. tax rate                                                       34.0%         34.0%
State income taxes, net of federal tax benefit                                 2.0           2.0
Other                                                                         (1.0)          4.3
                                                                            ------         -----
                                          EFFECTIVE TAX RATE                  35.0%         40.3%
                                                                            ======         =====


     The tax effects of temporary differences that give rise to the current deferred tax asset as of July 31, 2000 are presented below:




                                                                        Assets/
                                                                     (Liability)
                                                                     -----------

Allowance for doubtful accounts receivable                             $ 13,300
Capitalization of overhead costs under Section 263A                      17,000
Depreciation                                                             24,000
                                                                       --------
                                                                         54,300
Less:  Valuation allowance                                              (29,300)
                                                                       --------
                                                                       $ 25,000
                                                                       ========

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JULY 31, 2000 AND 1999


NOTE G:  COMMON AND PREFERRED STOCK

     The following is certain information regarding common and preferred stock as of July 31, 2000:


Sel-Drum International, Inc.

      Common stock
        Par value                                                    $      0.01
        Shares authorized                                            100,000,000
        Shares issued                                                  7,417,500

      Preferred Stock
        Par value                                                    $      0.01
        Shares authorized                                             10,000,000
        Shares issued and outstanding                                       None

Sel-Drum Imaging Corporation

      Preferred Stock
        Class A (5% non-cumulative):
          Par value                                                         None
          Stated value                                               $    727.30
          Shares authorized                                                2,000
          Shares issued and outstanding                                     None

        Class B (5% non-cumulative):
          Par value
          Stated value                                                      None
          Shares authorized                                          $    727.30
          Shares issued and outstanding                                    5,000
                                                                            None
        Class C (5% non-cumulative):
          Par value                                                         None
          Stated value                                               $    727.30
          Shares authorized                                               10,000
          Shares issued and outstanding                                    1,588

        Class D (5% non-cumulative):
          Par value                                                         None
          Stated value                                               $    727.30
          Shares authorized                                               10,000
          Shares issued and outstanding                                    4,599

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JULY 31, 2000 AND 1999


NOTE H: COMMITMENTS AND CONTINGENCIES

     Lease commitments

     Sel-Drum Corporation leases its facility in Burlington, Ontario, Canada at a base monthly rental approximating $6,500 through February 2004. In addition to the base rental, the Company is responsible for property taxes, insurance, utilities and repairs and maintenance.

     Sel-Drum Corporation also leases two facilities in Kelowna, British Columbia, Canada. The base monthly rental on one facility is approximately $4,300 per month through the expiration of the lease in April 2002. The base monthly rental on its other facility is approximately $1,500 per month through the expiration of the lease in April 2002. In addition to the base rental, the Company is responsible for property taxes, insurance, utilities and repairs and maintenance.

     Sel-Drum Corporation (U.S.A.), Inc. leases its facility at a base monthly rental approximating $3,200 through the expiration of the lease in October 2001. The base monthly rental includes property taxes.

     Total rent expense for the Company's facilities approximated $215,000 and $209,000 for the years ended July 31, 2000 and 1999, respectively.

     In addition, the Company has operating lease agreements for certain vehicles and equipment, which expire in various years through 2003.

     Total minimum future rental payments required under all non-cancelable leases are approximately as follows:

                    Year ending July 31,                  Amount
                    --------------------               -------------

                            2001                          $ 202,000
                            2002                            152,000
                            2003                             86,000
                            2004                             46,000
                                                          ---------
                                                          $ 486,000
                                                          =========


     The amounts included in the minimum future rental payments above for the Company's Canadian facilities have been converted to U.S. dollars using the appropriate period-end exchange rates.

     Employment contracts

     Employment contracts exist with the President, Vice President - Sales and Vice President - Finance of Sel-Drum International, Inc. These contracts provide for minimum annual salaries plus bonuses.

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JULY 31, 2000 AND 1999


NOTE I: COMMON STOCK REPURCHASE AND NON-COMPETITION AGREEMENT

     On February 1, 1998, the Company entered into a common stock repurchase and non-competition agreement with a key employee ("Seller") who owned 345,000 shares of the Company's common stock. The agreement provided that the Company would be obligated to repurchase 100% of this common stock from the Seller at various times through August 1, 2000 for $1.00 per share. The agreement also allowed the Seller to sell the shares to a third-party if the Seller so desired. In the event that a third-party were to purchase such shares from the Seller, the Company's obligation to the Seller would be reduced accordingly. On August 1, 1998, the Company acquired 100,000 shares of common stock from the seller for $100,000. Of this amount, $50,000 was allocated to the fair market value of the stock and $50,000 was allocated to a non-competition agreement (which included $43,638 for the non-competition agreement itself, and $6,362 of accrued interest). On July 30, 1999, the seller sold his remaining 245,000 shares of common stock to a then major shareholder of the Company for $1 per share, thereby relieving the Company of its obligation to repurchase such shares from the Seller.

     Accounting standards under rules and regulations issued by the Securities and Exchange Commission require that common stock subject to "put rights" (which are exercisable under certain circumstances pursuant to the above-cited common stock repurchase agreement) be presented separately from common stock which is not subject to "put rights" in order to distinguish it from permanent capital. At February 1, 1998, management determined that the Company's common stock had a fair market value of $.50 per share. Accordingly, the Company had recorded a liability of $172,500 to the above-cited Seller (345,000 shares x $.50 per share) in the Company's consolidated balance sheet at July 31, 1998 and reduced shareholders' equity by a similar amount. As a result of the acquisition of the Seller's outstanding stock during fiscal 1999, there were no remaining common shares subject to "put rights" at July 31, 1999.

     As part of the original common stock repurchase agreement, the Company also entered into a non-competition agreement with the Seller for a period which the Company expected to last through August 1, 2002. As a result of the entire purchase of the Seller's outstanding common stock (as cited above), the non-competition agreement will expire on July 31, 2001. The Company expected to pay a total of $172,500 to the Seller for this non-competition agreement and, accordingly, recorded an asset and corresponding liability of $147,050 on February 1, 1998 (the original date of the agreement) to reflect the then present value of the expected payments to be made under the agreement. However, the Company was only required to pay $43,638 for the non-competition agreement (on August 1, 1998, as described above) and had no additional liability to the Seller for such agreement. Accordingly, the remaining asset and liability previously cited have been eliminated during the year ended July 31, 1999.

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JULY 31, 2000 AND 1999


NOTE J: STOCK OPTION PLANS

     On November  24, 1995,  the  Company's  shareholders  approved the Sel-Drum
     International, Inc. 1995 Employee and Non-Employee Director Stock Option Plan (the "Plan"). The Plan is designed to attract and retain key employees, directors or advisors of the Company and to encourage them to contribute to the Company's success by providing the opportunity for stock ownership. The Plan originally provided for the grant of incentive stock options and nonstatutory stock options to key employees, directors and advisors of the Company to purchase up to an aggregate of 500,000 shares of the Company's common stock. On December 1, 1998, the Company's shareholders approved an amendment to the Plan to increase the number of shares available for option grants under the Plan to 700,000 shares. The Plan is administered by a Stock Option Committee, which is authorized to determine the recipients of options, the type of options granted, the number of shares subject to each option, the term of each option, exercise prices and other option features. The term of an option may not exceed 5 years where the optionee would thereafter own stock possessing more than 10% of the combined voting power of the common stock ("a 10% Shareholder"). The exercise price must at least equal the fair market value of the common stock on the date of the grant of the option, except that if an incentive stock option is granted to a 10% Shareholder, the exercise price shall be no less than 110% of the fair market value of the common stock on the date of the grant of the option. Stock option grants generally have a contractual life of ten years and vest over a period of two years from the grant date. There were 601,500 shares subject to options under the Plan at July 31, 2000.

     On November 3, 1997, the Company granted a non-incentive stock option to the President of the Company to purchase 250,000 shares of the Company's common stock. The exercise price for the shares subject to this option was equal to the fair market value of the common stock on the date of the grant. This option has a contractual life of five years and vested 100% at the grant date.

     The following table summarizes stock option activity:



                                                                Weighted-
                                                  Shares         average
                                                  subject       exercise
                                                to options        price
                                               -------------  -------------

        Outstanding at July 31, 1999                699,500         $ 0.46
        Granted                                     190,000         $ 0.50
        Forfeited                                   (38,000)        $ 0.50
                                                   --------
        Outstanding at July 31, 2000                851,500         $ 0.47
                                                   ========

        Exercisable at July 31, 2000                724,834         $ 0.47
                                                   ========

        Exercisable at July 31, 1999                563,000         $ 0.46
                                                   ========

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JULY 31, 2000 AND 1999


NOTE J:  STOCK OPTION PLANS, Cont'd
---------------------------

     The following table summarizes information about stock options outstanding at July 31, 2000:


                             Options outstanding                             Options exercisable
                        ----------------------------------------------  ------------------------------
                                                          Weighted-
                                          Weighted-        average                        Weighted-
                                           average        remaining                        average
           Exercise         Shares         exercise      contractual        Shares        exercise
            price         subject to        price          life in        subject to        price
          per share        options        per share         years          options        per share
        --------------  --------------  --------------  --------------  -------------- ---------------

                $ .40         250,000           $ .40             2.3         250,000           $ .40

                $ .50         601,500           $ .50             7.8         474,834           $ .50
                             --------                                        --------

                              851,500           $ .47             5.8         724,834           $ .47
                             ========                                        ========



     Pro forma information regarding net income (loss) and basic and diluted net income (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. This disclosure may not be representative of the effects on reported pro forma net income (loss) and basic and diluted net income (loss) per share for future years, because of the various vesting schedules of the stock options and the fact that additional awards may be made in the future. The Company's pro forma net income (loss) and basic and diluted net income (loss) per share are as follows:


                                                                           Year ended July 31,
                                                                       ----------------------------
                                                                           2000           1999
                                                                       -------------  -------------

        Pro forma net income (loss)                                      $ 628,391       $ (62,555)
                                                                         ==========      ==========

        Pro forma basic net income (loss) per share                         $ 0.08         $ (0.01)
                                                                            =======        ========

        Pro forma diluted net income (loss) per share                       $ 0.08         $ (0.01)
                                                                            =======        ========


    For purposes of pro forma disclosures, the estimated fair value of a stock option is amortized to expense over the option's vesting period. The fair value of these stock options was estimated at the date of grant using facts and circumstances available to the Company for its common stock, which is thinly traded.

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JULY 31, 2000 AND 1999


NOTE K: MAJOR CUSTOMER AND SUPPLIERS

     For the fiscal years ended July 31, 2000 and 1999, approximately 34% and 24%, respectively, of net sales were made to one customer. At July 31, 2000, total amounts due from this customer of approximately $810,000 are included in accounts receivable, as reflected in the accompanying consolidated balance sheet.

     During fiscal years ended July 31, 2000 and 1999, the Company purchased approximately 32% and 31%, respectively, from two suppliers. At July 31, 2000, total amounts due to these suppliers of approximately $48,000 are included in accounts payable, as reflected in the accompanying consolidated balance sheet.

NOTE L: RELATED PARTY TRANSACTIONS

     Sales

     The Company sold approximately $315,000 and $330,000 to Densigraphix Kopi, Inc. during the years ended July 31, 2000 and 1999, respectively. At July 31, 2000, total amounts from Densigraphix Kopi, Inc. of approximately $118,000 are included in accounts receivable, as reflected in the accompanying consolidated balance sheet.

     Purchases

     The Company purchased approximately $1,550,000 and $465,000 of its raw materials from Densigraphix Kopi, Inc. during the years ended July 31, 2000 and 1999, respectively. At July 31, 2000, total amounts due to Densigraphix Kopi, Inc. of approximately $79,000 are included in accounts payable, as reflected in the accompanying consolidated balance sheet.

     Consulting

     Effective August 1, 1999, Sel-Drum Corporation entered into an agreement with C. Cotran Holding, Inc. Under terms of the agreement, C. Cotran Holding, Inc. provides consulting, advisory support and administrative services. In consideration for the services provided, Sel-Drum Corporation pays $201,900 ($300,000 Canadian dollars) annually, plus out of pocket expenses. The agreement renews annually, unless notice is given by either party at least six months before the end of the renewal period.

NOTE M: SEGMENT FINANCIAL INFORMATION

     The Company's two business segments, as further described in Note A, are wholesale distribution and manufacturing. The reportable segments are each managed separately because they offer and provide different products and services.

     The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (see Note A). The Company evaluates segment performance and allocates resources based on profit and loss from operations before income taxes. Identifiable assets are those directly used in the operations of each segment.

     The wholesale distribution segment's activities are carried on in the United States and Canada. The manufacturing segment operates exclusively at the Company's British Columbia, Canada location.

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JULY 31, 2000 AND 1999


NOTE M:  SEGMENT FINANCIAL INFORMATION, Cont'd

     The following tables present sales and other financial information by geographic region and business segment for the years ended July 31, 2000 and July 31, 1999:



                                             United States     Canada      Eliminations   Consolidated
                                             --------------  ------------  -------------  --------------
        July 31, 2000:
        -------------
          Sales to unaffiliated customers      $ 8,452,647    $6,919,822            $ -     $15,372,469
          Intercompany sales                     2,021,624     2,690,928     (4,712,552)              -
          Gross profit                           2,889,029     1,647,057         42,671       4,578,757
          Operating earnings                       482,182       515,460              -         997,642
          Identifiable assets                    4,133,287     4,241,821              -       8,375,108
          Capital expenditures                      21,424        73,144              -          94,568
          Depreciation and amortization             89,506        94,950              -         184,456

        July 31, 1999:
        -------------
          Sales to unaffiliated customers      $ 8,550,672    $6,080,563            $ -     $14,631,235
          Intercompany sales                     1,980,590     3,088,095     (5,068,685)              -
          Gross profit                           2,737,534     1,444,349       (105,914)      4,075,969
          Operating earnings                       385,105       255,009              -         640,114
          Identifiable assets                    3,043,658     2,808,953              -       5,852,611
          Capital expenditures                       5,778       199,248              -         205,026
          Depreciation and amortization             51,605        83,876              -         135,481

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JULY 31, 2000 AND 1999


NOTE M:  SEGMENT FINANCIAL INFORMATION, Cont'd


                                                              Year ended July 31,
                                                         ------------------------------
                                                             2000            1999
                                                         --------------  --------------
          Net sales:
            Wholesale distribution                       $13,307,788       $13,132,839
            Manufacturing                                  2,064,681         1,498,396
                                                         -----------       -----------
                                                         $15,372,469       $14,631,235
                                                         ===========       ===========

          Gross profit:
            Wholesale distribution                       $ 4,275,567       $ 3,848,302
            Manufacturing                                    303,190           227,667
                                                         -----------       -----------
                                                         $ 4,578,757       $ 4,075,969
                                                         ===========       ===========

          Operating earnings:
            Wholesale distribution                       $   878,578       $   588,981
            Manufacturing                                    119,064            51,133
                                                         -----------       -----------
                                                         $   997,642       $   640,114
                                                         ===========       ===========

          Tangible assets:
            Wholesale distribution                       $ 7,851,126       $ 5,332,161
            Manufacturing                                    523,982           520,450
                                                         -----------       -----------
            Total identifiable assets                      8,375,108         5,852,611
            Non-competition agreement, net                    12,468            24,936
                                                         -----------       -----------
                                                         $ 8,387,576       $ 5,877,547
                                                         ===========       ===========

          Capital expenditures:
            Wholesale distribution                       $    81,682       $   173,343
            Manufacturing                                     12,886            31,683
                                                         -----------       -----------
                                                         $    94,568       $   205,026
                                                         ===========       ===========

          Depreciation and amortization:
            Wholesale distribution                       $   132,143       $    75,447
            Manufacturing                                     52,313            60,034
                                                         -----------       -----------
                                                             184,456           135,481
            Discontinued operations                             --              32,386
                                                         -----------       -----------
                                                         $   184,456       $   167,867
                                                         ===========       ===========

NOTE N: DISCONTINUED OPERATIONS

     During fiscal 1999, the Company discontinued its commercial production and distribution of photocopier drums used in duplicating machinery. The abandonment of this business segment has been accounted for as a discontinued operation and, accordingly, the results of operations have been excluded from continuing operations for this business segment in the accompanying consolidated statements of operations for all periods presented. Information relating to the discontinued operations of the business segment for the year ended July 31, 1999 is as follows:


          Net sales                                                             $ 48,266

          Cost of goods sold                                                      75,635
                                                                                --------
                                                                 GROSS LOSS      (27,369)

          Selling, administrative and general expenses                             5,686
                                                                                --------

          Loss before income taxes                                               (33,055)

          Income tax benefit                                                      13,222
                                                                                --------
                                                                   NET LOSS     $(19,833)
                                                                                ========



     The above-cited business segment ceased accepting new business during January 1999 and, accordingly, the assets used in the commercial production and distribution of photocopier drums were written down to their estimated net realizable value as of January 31, 1999. The charge to discontinued operations had no effect on the cash flow of the Company and increased net loss per common share for fiscal 1999 by $.05. The write-off of identifiable assets used in the production of the photocopier drums was as follows:


          Inventories                                                                 $ 85,902
          Equipment, net of accumulated depreciation of $255,109                       292,744
          Purchased and developed technology, net of accumulated
            amortization of $40,443                                                     39,117
          Organization costs, net of accumulated amortization of $6,346                  6,135
                                                                                      --------
                                                                                       423,898
          Less income tax benefit                                                       49,725
                                                                                      --------
                                                                                      $374,173
                                                                                      ========

                          SEL-DRUM INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                                OCTOBER 31, 2000

                                    CONTENTS


CONSOLIDATED FINANCIAL STATEMENTS                                      PAGE

  Consolidated Balance Sheets -
    October 31, 2000 and July 31, 2000                                F - 3

  Consolidated Statements of Operations -
    Three Months Ended October 31, 2000 and 1999                      F - 5

  Consolidated Statements of Comprehensive Operations -
    Three Months Ended October 31, 2000 and 1999                      F - 6

  Consolidated Statements of Cash Flows -
    Three Months Ended October 31, 2000 and 1999                      F - 7

  Notes to Consolidated Financial Statements                          F - 9

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS



                              ASSETS                                      October 31,    July 31,
                              ------                                        2000           2000*
                                                                         ------------   ------------
                                                                         (Unaudited)     (Audited)
CURRENT ASSETS
    Cash and cash equivalents                                             $   305,283    $    32,190
    Accounts receivable, net of allowance for doubtful
      accounts of $44,958 and $33,460, respectively                         2,444,334      2,268,265
    Inventories                                                             3,353,605      3,861,037
    Deferred income taxes                                                      25,000         25,000
    Other current assets                                                      140,292        130,989
                                                                          -----------    -----------
                                                 TOTAL CURRENT ASSETS       6,268,514      6,317,481

  PROPERTY
    Equipment                                                               1,060,577      1,081,604
    Vehicles                                                                   13,922         13,922
    Furniture and fixtures                                                     82,352         84,487
    Leasehold improvements                                                    406,734        417,848
                                                                          -----------    -----------
                                                                            1,563,585      1,597,861
    Less accumulated depreciation and amortization                          1,122,972      1,110,904
                                                                          -----------    -----------
                                                                              440,613        486,957

  OTHER ASSETS
    Non-competition agreement, net of accumulated
      amortization of $34,287 and $31,170, respectively                         9,351         12,468
    Sundry, principally deposits                                               11,165         11,170
    Notes receivable from related parties                                   1,860,200      1,559,500
                                                                          -----------    -----------
                                                                            1,880,716      1,583,138
                                                                          -----------    -----------
                                                                          $ 8,589,843    $ 8,387,576
                                                                          ===========    ===========

  *  - Derived from Form 10-KSB


                 LIABILITIES AND SHAREHOLDERS' EQUITY                       October 31,    July 31,
                                                                              2000           2000*
                                                                          -------------  -------------
                                                                           (Unaudited)     (Audited)
  CURRENT LIABILITIES
      Line of credit                                                      $ 1,730,821    $ 1,339,502
      Current portion of long-term debt                                        65,507         67,296
      Accounts payable                                                        555,490        401,262
      Income taxes payable                                                     23,317        133,464
      Other current liabilities                                               164,831        487,127
                                                                          -----------    -----------
                                              TOTAL CURRENT LIABILITIES     2,539,966      2,428,651

    LONG-TERM DEBT                                                            196,535        218,731

    SHAREHOLDERS' EQUITY
      Common stock                                                             74,175         74,175
      Additional paid-in capital                                              609,096        609,096
      Preferred stock                                                       4,499,805      4,499,805
      Retained earnings                                                       993,911        828,729
      Accumulated other comprehensive loss                                   (323,645)      (271,611)
                                                                          -----------    -----------
                                                                            5,853,342      5,740,194



                                                                          -----------    -----------
                                                                          $ 8,589,843    $ 8,387,576
                                                                          ===========    ===========

* - Derived from Form 10-KSB

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                           Three months ended
                                                                                October 31,
                                                                        --------------------------
                                                                           2000           1999
                                                                        -----------    -----------
                                                                        (Unaudited)     (Unaudited)
    Net sales                                                           $ 3,638,731    $ 3,741,525

    Cost of goods sold                                                    2,480,097      2,604,076
                                                                        -----------    -----------
                                                         GROSS PROFIT     1,158,634      1,137,449

    Selling, administrative and general expenses                            849,135        808,548

    Bad debts                                                                11,498         21,771
                                                                        -----------    -----------
                                               INCOME FROM OPERATIONS       298,001        307,130

    Other income (expense):
      Interest income                                                        35,578            507
      Interest expense                                                      (47,357)       (12,177)
      Gain on disposal of property                                              645           --
      Foreign currency transaction (loss) gain                              (11,565)        14,505
                                                                        -----------    -----------
                                                                            (22,699)         2,835
                                           INCOME BEFORE INCOME TAXES       275,302        309,965

    Income tax expense                                                      110,120        122,782
                                                                        -----------    -----------
                                                           NET INCOME   $   165,182    $   187,183
                                                                        ===========    ===========

    Net income per common share:
      Basic and diluted                                                 $      0.02    $      0.03
                                                                        ===========    ===========

    Weighted average:
      Common shares                                                       7,417,500      7,417,500
      Dilutive stock options                                                   --             --
                                                                        -----------    -----------
                             COMMON SHARES AND DILUTIVE STOCK OPTIONS     7,417,500      7,417,500
                                                                        ===========    ===========



                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS



                                                                            Three months ended
                                                                                October 31,
                                                                         ------------------------
                                                                          2000           1999
                                                                         -----------  -----------
                                                                         (Unaudited)  (Unaudited)
    Net income                                                            $ 165,182    $ 187,183

    Other comprehensive loss:
      Foreign currency translation adjustment                               (52,034)      (2,045)
                                                                          ---------    ---------

                                                   COMPREHENSIVE INCOME   $ 113,148    $ 185,138
                                                                          =========    =========

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                Three months ended
                                                                                    October 31,
                                                                           ---------------------------
                                                                              2000            1999
                                                                           ------------    -----------
                                                                            (Unaudited)    (Unaudited)
CASH FLOWS - OPERATING ACTIVITIES
      Net income                                                            $   165,182    $   187,183
      Adjustments to reconcile net income to net cash provided from operating activities:
          Bad debts                                                              11,498         21,771
          Depreciation and amortization                                          39,647         47,427
          Gain on disposal of property                                             (645)          --
          Changes in certain assets and liabilities affecting operations:
            Accounts receivable                                                (187,567)      (351,144)
            Inventories                                                         507,432        239,043
            Other current assets                                                 (9,303)       (12,579)
            Deposits                                                                  5             (4)
            Accounts payable                                                    154,228        261,773
            Income taxes payable                                               (110,147)       109,484
            Other current liabilities                                          (322,296)       157,623
                                                                            -----------    -----------
                                                 NET CASH PROVIDED FROM
                                                   OPERATING ACTIVITIES         248,034        660,577

    CASH FLOWS - INVESTING ACTIVITIES
      Purchases of property                                                      (4,654)       (20,209)
      Proceeds from disposal of property                                            645           --
                                                                            -----------    -----------
                                                      NET CASH USED FOR
                                                   INVESTING ACTIVITIES          (4,009)       (20,209)

    CASH FLOWS - FINANCING ACTIVITIES
      Increase in bank overdraft                                                   --            6,953
      Increase in notes receivable from related parties                        (300,700)    (1,017,000)
      Short-term borrowings, net                                                391,319        678,000
      Borrowings on long-term debt                                                 --          339,000
      Repayments on long-term debt                                              (23,985)       (13,329)
                                                                            -----------    -----------
                                       NET CASH PROVIDED FROM (USED FOR)
                                                   FINANCING ACTIVITIES          66,634         (6,376)

    Effect of exchange rate changes on cash                                     (37,566)        (2,045)
                                                                            -----------    -----------
                                                        NET INCREASE IN
                                              CASH AND CASH EQUIVALENTS         273,093        631,947
    Cash and cash equivalents at beginning of period                             32,190        202,965
                                                                            -----------    -----------
                                              CASH AND CASH EQUIVALENTS
                                                       AT END OF PERIOD     $   305,283    $   834,912
                                                                            ===========    ===========

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                                                         Three months ended
                                                            October 31,
                                                    ----------------------------
                                                        2000           1999
                                                    -------------  -------------
                                                    (Unaudited)    (Unaudited)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  Cash paid during the period for:

     Interest                                        $ 47,357           $ 12,177
                                                     ========           ========

     Income taxes                                    $220,267           $ 62,325
                                                     ========           ========

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                OCTOBER 31, 2000



NOTE A: UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

     The unaudited consolidated interim financial statements presented herein have been prepared by Sel-Drum International, Inc. and Subsidiaries (the "Company") in accordance with the accounting policies described in its July 31, 2000 Annual Report to the Shareholders and should be read in conjunction with the notes thereto.

     In the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair statement of operating results for the interim periods presented have been made.

NOTE B: NOTES RECEIVABLE FROM RELATED PARTIES

     The composition of notes receivable from related parties at October 31, 2000 is as follows:

     Note receivable from C. Cotran Holding,
     Inc. (a Canadian holding company) to
     Sel-Drum Corporation (U.S.A.), Inc.
     bearing interest at the U.S. prime rate
     less 1% (effective rate of 8.5% at
     October 31, 2000). There are currently
     no repayment terms for the outstanding
     balance.                                                     $ 550,000


     Note receivable from Densigraphix Kopi,
     Inc. (a wholly-owned subsidiary of C.
     Cotran Holding, Inc.) to Sel-Drum
     Corporation, bearing interest at the
     Canadian prime rate plus 1% (effective
     rate of 8.5% at October 31, 2000). There
     are currently no repayment terms for the
     outstanding balance.                                         1,310,200
                                                                 ----------
                                                                 $1,860,200
                                                                 ==========




     The Company received interest income of approximately $35,500 from the notes receivable from related parties during the three months ended October 31, 2000.

     C. Cotran Holding, Inc. (a Canadian holding company) owns 7,173,680 shares of the issued and outstanding common stock of Sel-Drum International, Inc. Densigraphix Kopi, Inc. (a wholly-owned subsidiary of C. Cotran Holding, Inc.) owns 100% of the issued and outstanding preferred shares of Sel-Drum Imaging Corporation (Class C and Class D).

     Sel-Drum International, Inc. owns 100% of the common stock of Sel-Drum Imaging Corporation (a Canadian holding company). Sel-Drum Imaging Corporation owns 100% of the common stock of Sel-Drum Corporation (U.S.A.), Inc. (a United States operating company) and Sel-Drum Corporation (a Canadian operating company).

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                                OCTOBER 31, 2000

NOTE C:   LINE OF CREDIT

     Sel-Drum Corporation has an operating line of credit available for up to $2,751,420 ($4,200,000 Canadian dollars) through the National Bank of Canada. The arrangement provides for interest to be paid monthly at the bank's prime rate plus .50% (an effective rate of 8% at October 31, 2000). Sel-Drum Corporation may use the credit facility for working capital and to issue letters of credit for the purchase of inventories, up to a maximum amount of $982,650 ($1,500,000 Canadian dollars). Issued letters of credit will reduce the amounts available to the Company to borrow for working capital needs under the facility. At October 31, 2000, the Company had $1,730,821 ($2,642,071 Canadian dollars) outstanding under this arrangement. In addition, at October 31, 2000, the Company had outstanding letters of credit aggregating $31,794 ($48,533 Canadian dollars). Accordingly, as of October 31, 2000, the Company had $988,805 available for borrowing under this arrangement.

     The line is secured by substantially all assets of Sel-Drum Corporation and Sel-Drum Corporation (USA), Inc., the limited corporate guarantees of Sel-Drum International, Inc. and Sel-Drum Imaging Corporation, each in the amount of $3,275,500 ($5,000,000 Canadian dollars), and the limited corporate guarantee of Sel-Drum Corporation (USA), Inc. in the amount of $1,310,200 ($2,000,000 Canadian dollars). The guarantee by Sel-Drum Corporation (USA), Inc. is supported by a first ranking security interest on all assets of Sel-Drum Corporation (USA), Inc. The line also has an unconditional letter of guarantee from C. Cotran Holding, Inc. in the amount of $3,275,500 ($5,000,000 Canadian dollars).

NOTE D: LONG-TERM DEBT

     Long-term debt at October 31, 2000 is summarized as follows:

     Term loan of $327,550 ($500,000 Canadian
     dollars) payable to the National Bank of
     Canada, due in monthly installments of
     approximately $5,460 ($8,333 Canadian
     dollars) through October 2004, plus
     interest at the bank's prime rate plus
     1.5% (an effective rate of 9% at October
     31, 2000).                                                    $ 262,042

     Less: Current portion of long-term debt                          65,507
                                                                   ---------
                                                                   $ 196,535
                                                                   =========

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                                OCTOBER 31, 2000


NOTE D:  LONG-TERM DEBT, Cont'd

    The maturity of the long-term debt portion is as follows:

        Annual period ending
        --------------------

          October 31, 2001                                    $ 65,507
          October 31, 2002                                      65,511
          October 31, 2003                                      65,512
          October 31, 2004                                      65,512
                                                              --------
                                                              $262,042
                                                              ========


NOTE E: RELATED PARTY TRANSACTIONS

     Sales

     The Company had sales to Densigraphix Kopi, Inc. of approximately $102,000 and $115,000 during the three months ended October 31, 2000 and 1999, respectively. At October 31, 2000, total amounts from Densigraphix Kopi, Inc. of approximately $224,000 are included in accounts receivable, as reflected in the accompanying consolidated balance sheet.

     Purchases

     The Company made purchases of inventory from Densigraphix Kopi, Inc. of approximately $444,000 and $5,000 during the three months ended October 31, 2000 and 1999, respectively. At October 31, 2000, total amounts due to Densigraphix Kopi, Inc. of approximately $148,000 are included in accounts payable, as reflected in the accompanying consolidated balance sheet.

                  SEL-DRUM INTERNATIONAL, INC. AND SUBSIDIARIES

                                OCTOBER 31, 2000


NOTE F: COMMON AND PREFERRED STOCK

     The following is certain information regarding common and preferred stock as of October 31, 2000:


        Sel-Drum International, Inc.

              Common stock
                Par value                                            $0.01
                Shares authorized                              100,000,000
                Shares issued                                    7,417,500

              Preferred Stock
                Par value                                            $0.01
                Shares authorized                               10,000,000
                Shares issued and outstanding                         None

        Sel-Drum Imaging Corporation

              Preferred Stock
                Class A (5% non-cumulative):
                  Par value                                           None
                  Stated value                                     $727.30
                  Shares authorized                                  2,000
                  Shares issued and outstanding                       None

                Class B (5% non-cumulative):
                  Par value                                           None
                  Stated value                                     $727.30
                  Shares authorized                                  5,000
                  Shares issued and outstanding                       None

                Class C (5% non-cumulative):
                  Par value                                           None
                  Stated value                                     $727.30
                  Shares authorized                                 10,000
                  Shares issued and outstanding                      1,588

                Class D (5% non-cumulative):
                  Par value                                           None
                  Stated value                                     $727.30
                  Shares authorized                                 10,000
                  Shares issued and outstanding                      4,599

                                                                      APPENDIX A


                         PLAN FOR BINDING SHARE EXCHANGE

     This PLAN FOR BINDING SHARE EXCHANGE (the "Plan") is approved by the Sole Director of C. Cotran Holding Inc. ("Holding") as of this 29th day of December, 2000. The Plan authorizes a binding share exchange pursuant to Section 913(g) of the New York Business Corporation Law ("BCL") under which Holding will acquire all of the outstanding shares of common stock of Sel-Drum International, Inc. ("Sel-Drum") that it does not currently own.

                                   WITNESSETH:

     WHEREAS, pursuant to a resolution of the Sole Director of Holding authorizing the Plan, Holding desires to effect a binding share exchange under BCL Section 913(g) to acquire all of the issued and outstanding shares of common stock of Sel-Drum that Holding does not currently own; and

     WHEREAS, upon effectiveness of the binding share exchange, ownership of the common shares to be acquired pursuant to the Plan shall vest in Holding, and Sel-Drum will become a wholly-owned subsidiary of Holding.

     NOW, THEREFORE, to authorize the binding share exchange, the Sole Director of Holding adopts the following as required by Section 913 of the BCL:

                                   ARTICLE I:
                  ACQUIRING CORPORATION AND SUBJECT CORPORATION

     Section 1. C. Cotran Holding, Inc. ("Holding"), a Canadian corporation, is the acquiring corporation. Holding's principal place of business is 220 Boul. Industriel, Boucherville, Quebec J4B 2X4. Sel-Drum International, Inc. ("Sel-Drum"), a New York corporation, is the subject corporation. Sel-Drum's principal place of business is 501 Amherst Street, Buffalo, New York 14207.

     Sel-Drum is the successor corporation to Dakota Equities, Ltd., a company organized under the laws of the state of Colorado. On November 29, 1993, the corporate name was formally changed from Dakota Equities, Ltd. to Sel-Drum International, Inc. On March 6, 1998, Sel-Drum was reincorporated in the State of New York. Holding has not had a corporate name change or been incorporated in another jurisdiction.

     Section 2. The exact title of the class of equity securities that is the subject of this binding share exchange is common stock, par value $.01 per share (the "Common Stock"), of Sel-Drum. As of the date hereof, there were 7,417,500 outstanding shares of Sel-Drum Common Stock. The shares of Common Stock contain full voting rights and are the only class or series of capital stock authorized and issued by Sel-Drum. The number of outstanding shares of Common Stock is not subject to change prior to the effective date of the binding share exchange.

     Section 3. Holding, the acquiring corporation, beneficially owns 7,173,680 shares of Common Stock, which constitute 96.7% of the outstanding shares of Common Stock of Sel-Drum, the subject corporation. As of the date hereof, the remaining 243,820 shares of Common

                                                                      APPENDIX A


Stock, which constitute 3.3% of the outstanding shares of Common Stock, were held of record by approximately 350 shareholders.

                                   ARTICLE II:
                 TERMS AND CONDITIONS OF BINDING SHARE EXCHANGE

     Section 1. The binding share exchange is authorized under Section 913(g) of the BCL. Under Section 913(g), any corporation (the "acquiring corporation") owning at least 90% of the outstanding shares of another corporation (the "subject corporation") may effect a binding share exchange without obtaining the vote or other approval of the shareholders of the subject corporation. Consequently, no vote or other approval of the shareholders of Sel-Drum is required for Holding to adopt this Plan to effect a binding share exchange for the remaining outstanding shares of Common Stock of Sel-Drum that Holding does not beneficially own.

     To effect the binding share exchange under the BCL, Holding will file a "Certificate of exchange of shares of Sel-Drum International Inc., subject corporation, for shares of C. Cotran Holding Inc., acquiring corporation, or other consideration, under paragraph (g) of Subsection 913 of the Business Corporation Law" ("Certificate of Exchange") with the New York Department of State in accordance with Section 913(g)(2) of the BCL. Upon filing the Certificate of Exchange, ownership of the shares to be acquired pursuant to the Plan will automatically (i.e., by operation of law) vest in Holding, and Holding will become the sole holder of Sel-Drum Common Stock. The effective date of the binding share exchange will be the date the Certificate of Exchange is filed with the New York Department of State, or such subsequent date as may be lawfully set forth in the Certificate of Exchange.

     Section 2. Holding will pay to each shareholder of record of Sel-Drum a purchase price of $0.40 per share (the "purchase price") in cash for all of the remaining outstanding shares of Sel-Drum Common Stock that it does not beneficially own. Prior to the effective date of the binding share exchange, Holding may cause funds in sufficient amount to purchase all of the outstanding shares of Common Stock to be deposited with its exchange agent. To receive the purchase price, Sel-Drum shareholders must surrender their stock certificates representing the shares of Common Stock of Sel-Drum to Holding or its designated exchange agent. Upon receipt of the shareholders' stock certificate(s), accompanied by a properly completed and executed Letter of Transmittal, Holding or its designated exchange agent will, as promptly as reasonably practicable after the effective date of the binding share exchange, distribute the purchase price to the shareholders. Alternatively, shareholders may elect to exercise their rights under Section 910 of the BCL to receive payment for their shares of Common Stock by following the procedures set forth in Section 623 of the BCL.

     Section 3. Holding shall cause a Transaction Statement on Schedule 13E-3 to be filed with the U.S. Securities and Exchange Commission, and shall cause a Notice of Shareholders to be mailed to each shareholder of record of Sel-Drum in accordance with, and pursuant to the requirements of, all applicable United States securities laws and the laws of the State of New York, and shall take, or cause to be taken, all such other actions as may be necessary to effect the Plan.

                                                                      APPENDIX A


     IN WITNESS WHEREOF, the Sole Director of Holding hereby adopts the Plan and causes the same to be executed and attested to.


C. COTRAN HOLDING, INC.,
a Canadian Corporation



------------------------------------
Camille Cotran
Sole Director


ATTESTED

By:
   ---------------------------------

Name:
      ------------------------------

Title:   Secretary
       -----------------------------

                                                                      APPENDIX B


                              LETTER OF TRANSMITTAL

                 TO ACCOMPANY CERTIFICATES FORMERLY REPRESENTING
                            SHARES OF COMMON STOCK OF

                          SEL-DRUM INTERNATIONAL, INC.

                          By Mail or Hand Delivery to:

                         U.S. STOCK TRANSFER CORPORATION
                               1745 Gardena Avenue
                         Glendale, California 91204-2991

      [__] CHECK HERE IF YOU CANNOT LOCATE YOUR CERTIFICATE(S) AND REQUIRE ASSISTANCE IN REPLACING THEM. UPON RECEIPT OF A NOTIFICATION ON THIS LETTER
        OF TRANSMITTAL, THE EXCHANGE AGENT WILL CONTACT YOU DIRECTLY WITH
                            REPLACEMENT INSTRUCTIONS.

               If you require additional information, please call
             U.S. Stock Transfer Corporation (the "Exchange Agent")
                                 at 818-502-1404

                     NOTE SIGNATURES MUST BE PROVIDED BELOW
              PLEASE READ CAREFULLY THE ACCOMPANYING INSTRUCTIONS.

     This letter of transmittal form should be promptly (i) completed and signed both in Boxes B and D and (ii) mailed or delivered with your certificate(s) representing shares of Sel-Drum International, Inc. ("Sel-Drum") common stock to U.S. Stock Transfer Corporation, acting as Exchange Agent, at the above-listed address.


                                      BOX A

                              CERTIFICATES ENCLOSED


Name and Address of Registered Holder(s)        Certificate            Number
as shown on the Stock Certificates               Number(s)           of Shares

--------------------                           ---------------------------------

--------------------                           ---------------------------------

--------------------                           ---------------------------------

--------------------                           ---------------------------------

--------------------                           ---------------------------------

(Attach additional schedule if necessary)                Total Common Shares

                                                                      APPENDIX B

Ladies and Gentlemen:

     Pursuant to a Plan for Binding Share Exchange dated as of December 29, 2000, C. Cotran Holding Inc. ("Holding") and in compliance with the instructions set forth in this letter of transmittal, the undersigned hereby surrenders to you for cancellation, as Exchange Agent, certificate(s) representing all of the undersigned's shares of common stock of Sel-Drum (the "Shares") listed in Box A in exchange for $0.40 for each share so surrendered.

     The undersigned hereby represents and warrants that the undersigned is the registered holder of the Shares with good title to the Shares and full power and authority to sell, assign, transfer and surrender the Shares represented by the enclosed certificate(s), free and clear of any liens, claims, charges or encumbrances whatsoever. The undersigned will, upon request, execute any additional documents necessary or desirable to complete the surrender and exchange of the Shares. The undersigned hereby irrevocably appoints the Exchange Agent, as agent of the undersigned, to effect the exchange. All authority conferred or agreed to be conferred in this letter of transmittal will be binding on the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and will not be affected by, and will survive, the death or incapacity of the undersigned.

     It is understood and agreed that the undersigned will not receive any cash until the certificate(s) representing the Shares owned by the undersigned are received by the Exchange Agent at the address set forth above, together with any other documents the Exchange Agent may require and until the certificate(s) and other documents are processed for exchange by the Exchange Agent. It is further understood and agreed that no interest will accrue on any cash.

     In exchange for the enclosed certificate(s), unless otherwise indicated in Boxes E and F which are captioned Special Issuance and Special Delivery Instructions, the undersigned requests a check for cash in the name of the undersigned. Similarly, unless otherwise indicated in Box F, please mail the check to the undersigned at the address shown below. In the event that both the Special Issuance Instructions of Box E and the Special Delivery Instructions of Box F are completed, please issue the check in the name of, and mail the check to the person or entity so indicated at the address indicated in Box B. Appropriate signature guarantees have been included for Shares for which Special Issuance Instructions and/or Special Delivery Instructions have been given.

     All holders of Sel-Drum common stock must complete Boxes A, B, and D and enclose their stock certificates.

                              HOLDER CERTIFICATION

     The  undersigned  in  Box  B  hereby   represents  and  warrants  that  the
undersigned has full power and authority to deliver for surrender and cancellation the above-described certificate(s) delivered herewith and that the rights represented by the certificate(s) are free and clear of all liens, restrictions, charges and encumbrances and are not subject to any adverse

                                                                      APPENDIX B


claim. The undersigned will, upon request, execute any additional documents necessary or desirable to complete the exchange of the certificate(s) surrendered herewith. All authority herein conferred shall survive the death or incapacity of the undersigned and all obligations of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Delivery of the certificate(s) for cancellation and exchange is irrevocable.

         ---------------------------------------------------------------
                                      BOX B
                                    SIGN HERE
          (To be completed by all person(s) surrendering certificates)

                 ----------------------------------------------

                 ----------------------------------------------
                           (Signature(s) of holder(s))

Dated:
            ----------------------------------------------

Names(s):
            ----------------------------------------------


            ----------------------------------------------


            ----------------------------------------------

Address:
            ----------------------------------------------


            ----------------------------------------------
                      (Including zip code)

[_] Check box if change of address

Phone:
       ----------------------------------------------

Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or by person(s) authorized to become registered holder(s) by documents transmitted herewith. If signature is by trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or in any other fiduciary or representative capacity, please set forth full title. (See instruction 4).

Title:
       ----------------------------------------------
(Other than signature(s), please print or type)

                                                                      APPENDIX B

         ---------------------------------------------------------------

                                      BOX C
                               SIGNATURE GUARANTEE
                           (See Instructions 1 and 4)

               Complete ONLY if required by Instructions 1 and 4.

     The undersigned hereby guarantees the signature(s) which appear(s) in the opposite signature box.

                      ------------------------------------
                        (Name of firm issuing guarantee)

                      ------------------------------------
                             (Signature of officer)

                      ------------------------------------
                      (Title of officer signing guarantee)

                      ------------------------------------
                         (Address of guaranteeing firm)

                      ------------------------------------
                                     (Date)

                  (Other than signature, please print or type)
         ---------------------------------------------------------------

                            IMPORTANT TAX INFORMATION

PLEASE PROVIDE YOUR SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER ON THIS SUBSTITUTE FORM W-9 AND CERTIFY THEREIN THAT YOU ARE NOT SUBJECT TO BACKUP WITHHOLDING. FAILURE TO DO SO WILL SUBJECT YOU TO 31% FEDERAL INCOME TAX WITHHOLDING FROM YOUR PAYMENT CHECKS.

     ----------------------------------------------------------------------
                                      BOX D
                               SUBSTITUTE FORM W-9
     ----------------------------------------------------------------------

Part I --- Please provide the Taxpayer
Identification Number ("TIN") of the
person submitting this Letter of
Transmittal on the line at right and
certify by signing and dating

                                                 -----------------------------
                                                      Social Security Number
                                               or Employer Identification Number
     ----------------------------------------------------------------------
Part II --- The undersigned Is an Exempt Payee |_| (check here)
     ----------------------------------------------------------------------
Part III --- CERTIFICATE FOR FOREIGN RECORD HOLDERS

                                                                      APPENDIX B

     Under penalty of perjury, I certify that I am not a United States citizen or resident (or I am signing for a foreign corporation, partnership, estate or Trust).




Signature                                         Date
           ----------------------------------          ------------------------

     ----------------------------------------------------------------------
     Certification -- Under penalties of perjury, the undersigned hereby certifies the following:

     (1) The TIN shown in Part I above is the correct TIN of the person who is submitting this Letter of Transmittal and who is required by law to provide such TIN (or such person is waiting for a number to be issued); and

     (2) The person who is submitting this Letter of Transmittal and who is required by law to provide such TIN is not subject to backup withholding because such person has not been notified by the Internal Revenue Service ("IRS") that such person is subject to backup withholding as a result of a failure to report interest and dividend income, or because the IRS has notified such person that he or she is no longer subject to backup withholding, or because such person is an exempt payee.

     (3) Any other information provided on this form is true, correct and complete.

     Note: You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding unless you have been notified by the IRS that you are no longer subject to backup withholding.

Signature                                         Date
           ----------------------------------          ------------------------

     ----------------------------------------------------------------------
                    SPECIAL ISSUANCE AND MAILING INSTRUCTIONS

     The undersigned understands that the payment checks to be issued with respect to the shares of Sel-Drum common stock surrendered will be issued in the same name(s) as the certificate(s) surrendered and will be mailed to the address of the registered holder(s) indicated above, unless otherwise indicated in Box E and/or Box F below.

     If Box E is completed, the signature of the undersigned must be guaranteed as set forth in Instruction 4.
--------------------------------------     -------------------------------------
               BOX E                                       BOX F
   SPECIAL ISSUANCE INSTRUCTIONS               SPECIAL DELIVERY INSTRUCTIONS
       (See instruction 6)                         (See instruction 6)

TO BE COMPLETED  ONLY if the payment         TO BE COMPLETED ONLY if the payment
checks  are to be payable to someone         checks are to be delivered to the
other than the registered  holder(s)         registered holder(s) or someone
set forth above.                             other than the holder(s) at an
                                             address other than that shown above

ISSUE TO:                                    MAIL TO:
Name                                         Name
        ------------------------------            ------------------------------

Address                                      Address
        ------------------------------            ------------------------------
            (street and number)                        (street and number)

                                                                      APPENDIX B

--------------------------------------        ----------------------------------
    (city, state and zip code)                    (city, state and zip code)


--------------------------------------        ----------------------------------
(Employer Identification or                     (Employer Identification or
    Social Security Number)                         Social Security Number)
    (Please print or type)                          (Please print or type)

                                  INSTRUCTIONS

     You will not receive a check representing cash in exchange for your certificate(s) of Sel-Drum common stock until the certificate(s) owned by you are received by the Exchange Agent at the address set forth above, together with any other documents the Exchange Agent may require, and until the certificate(s) and other documents are processed for exchange by the Exchange Agent. No interest will accrue on any amounts due in cash.

1.   GUARANTEE OF SIGNATURES.

     No signature guarantee is required on this letter of transmittal (i) if you have signed this letter of transmittal and are the registered holder of the Shares surrendered with it unless you have completed either the box captioned Special Issuance Instructions or the box captioned Special Delivery Instructions on the letter of transmittal, or (ii) if the Shares are to be surrendered for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States or by any other "Eligible Guarantor Institution" as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, each of which we refer to as an Eligible Institution. In all other cases, all signatures on the letter of transmittal must be guaranteed by an Eligible Institution.

     Eligible  Institutions  include:  (i) a bank,  as that term is  defined  in
Section 3(a) of the Federal Deposit Insurance Act; (ii) a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker, as those terms are defined under the Securities Exchange Act of 1934; (iii) a credit union, as that term is defined in Section 19(b)(1)(A) of the Federal Reserve Act; (iv) a national securities exchange, registered securities association, or clearing agency, as those terms are used under the Securities Exchange Act of 1934; or (v) a savings association; as that term is defined in Section 3(b) of the Federal Deposit Insurance Act. Notaries public cannot execute an acceptable guarantee of signature.

2.   DELIVERY OF LETTER OF TRANSMITTAL AND CERTIFICATES.

     You should deliver this letter of transmittal, properly completed and duly executed, with your Sel-Drum certificate(s), to the Exchange Agent at the address set forth in this letter of transmittal.

                                                                      APPENDIX B


     THE METHOD OF DELIVERY OF YOUR CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS IS YOUR CHOICE AND IS AT YOUR RISK. IF YOU SEND YOUR CERTIFICATE(S) BY MAIL WE RECOMMEND THAT YOU SEND THEM BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. THE RISK OF LOSS AND TITLE TO YOUR CERTIFICATE(S) WILL PASS ONLY ON DELIVERY OF THE CERTIFICATE(S) TO THE EXCHANGE AGENT.

     Holding will determine all questions as to the validity, form and eligibility of your surrender of certificate(s) under this letter of transmittal. Holding may delegate the power to make these determinations in whole or in part to the Exchange Agent. Determinations by Holding and/or the Exchange Agent will be final and binding. Holding reserves the right to waive any irregularities or defects In the surrender of any certificate(s). A surrender will not be deemed to have been made until all irregularities have been cured or waived.

3.   INADEQUATE SPACE.

     If the space provided on this letter of transmittal is inadequate, your certificate numbers and the numbers of Shares that they represent should be listed on a separate schedule and attached to this letter of transmittal.

4.   SIGNATURES ON LETTER OF TRANSMITTAL, STOCK POWERS AND ENDORSEMENTS.

     If this letter of transmittal is signed by the registered holder of the certificate(s) surrendered with this letter of transmittal, the signature of the registered holder must correspond exactly with the name written on the face of the certificate(s) without alteration, enlargement or any change whatsoever.

     If the certificate(s) surrendered with this letter of transmittal is owned of record by two or more joint owners, all of the owners must sign this letter of transmittal.

     If any Shares that are surrendered are registered in different names on several certificates, you will need to complete, sign and submit as many separate letters of transmittal as there are different registrations of certificates.

     When this letter of transmittal is signed by the registered owner(s) of the certificate(s) listed and surrendered with this letter of transmittal, no endorsements of certificates or separate stock powers are required.

     If this letter of transmittal is signed by a person other than the registered owner(s) of the certificate(s) listed or if the check is to be issued in the name of anyone other than the registered owner(s) or mailed to person(s) other than the person(s) signing this letter of transmittal, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed by the registered owner or owners or a person with full authority to sign on behalf of the registered owner. Signatures on these certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

                                                                      APPENDIX B

     If this letter of transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, agent, attorney-in-fact, officer of a corporation or others acting in a fiduciary or representative capacity, that person should indicate his/her capacity when signing, and evidence satisfactory to the Exchange Agent of his/her authority to act in that capacity must be submitted. The Exchange Agent will not exchange any Shares until you have complied with all instructions of this letter of transmittal.

5.   STOCK TRANSFER TAXES.

     In the event that any transfer or other taxes become payable by reason of the issuance of the check in any name other than the name of the record holder, the transferee or assignee must pay that tax to Holding or must establish to the satisfaction of Holding that the tax has been paid.

                                                                      APPENDIX B

6.   SPECIAL ISSUANCE AND DELIVERY INSTRUCTIONS.

     Indicate the name and address of the person(s) to whom the check representing cash is to be issued and sent if they are different from the name and address of the person(s) signing this letter of transmittal.

7.   SUBSTITUTE FORM W-9.

     Each surrendering shareholder is required to provide the Exchange Agent with the holder's correct taxpayer identification number, which we refer to as his/her TIN, on the Substitute Form W-9 that is a part of this letter of transmittal and to certify whether the shareholder is subject to backup withholding. Failure to provide the information on the form may subject you to 31% federal income tax withholding on payments made to you with respect to the Shares. You must cross out item (2) of Part 2 in the certification box of Substitute Form W-9 if you are subject to backup withholding. If you have not been issued a TIN and have applied for a TIN or intend to apply for a TIN in the near future, it should be noted in Part 1. If so noted, and the Exchange Agent is not provided with a TIN within 60 days, Holding will withhold 31% of all payments and dividends until a TIN is provided to the Exchange Agent.

8.   LOST OR DESTROYED CERTIFICATES.

     If your certificate(s) has been either lost or destroyed, please check the box on the first page of this letter of transmittal. The Exchange Agent will then contact you with instructions as to the steps you must take in order to exchange your shares.

9.   INFORMATION AND ADDITIONAL COPIES.

     If you need help or additional copies of this letter of transmittal, you can write to the Exchange Agent at the address listed on the front page of this letter of transmittal or call the Exchange Agent at (818) 502-1404.

                            IMPORTANT TAX INFORMATION

     Under federal income tax laws, a holder who receives payments in the share exchange is required by law to provide the Exchange Agent, as payer, with his/her correct TIN on Substitute Form W-9 below. If you are an individual, the TIN is your social security number. If you do not provide the Exchange Agent with your correct TIN, a $50 penalty may be imposed by the Internal Revenue Service and the cash received by you in the exchange may be subject to backup withholding.

     Certain holders are not subject to these backup withholding and reporting requirements. Exempt holders should indicate their exempt status on Substitute Form W-9. In order for a foreign individual to qualify as an exempt recipient, the individual must submit a statement, signed under penalties of perjury, attesting to the individual's exempt status. A certificate for this purpose is provided in Part 3 of the Substitute Form W-9. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions.

                                                                      APPENDIX B


     If backup withholding applies to payments made with respect to your shares, the Exchange Agent is required to withhold 31% of any payments made with respect to your shares. Backup withholding is not an additional tax. The federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, you may obtain a refund from the Internal Revenue Service.

Purpose of Substitute Form W-9

     To prevent backup withholding on payments made with respect to your Shares, you are required to notify the Exchange Agent of your correct TIN by completing the form below, certifying that the TIN provided on the Substitute Form W-9 is correct (or that you are awaiting a TIN) and that (a) you are exempt from backup withholding, or (b) you have not been notified by the Internal Revenue Service that you are subject to backup withholding as a result of a failure to report all interest on dividends or (c) the Internal Revenue Service has notified you that you are no longer subject to backup withholding.

What Number to Give the Exchange Agent

     You are required to give the Exchange Agent the TIN of the holder of the Shares surrendered with this letter of transmittal, which is the social security number or employer identification number. If the Shares are held in more than one name or are not held in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

                          NUMBER ON SUBSTITUTE FORM W-9

                             (FOR U.S. TAX PURPOSES)

Guidelines for Determining the Proper Identification Number to Give the Payer. Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

--------------------------------------------------------------------------------------------------------------------------
                                  Give the SOCIAL                                                  Give the EMPLOYER
For this type of account:       SECURITY number of              For this type of account:       IDENTIFICATION number of
--------------------------------------------------------------------------------------------------------------------------
1.   Individual                 The individual                  6.   A valid trust,             The legal entity (Do not
                                                                     estate, or pension         furnish the identifying
                                                                     trust.                     number of the personal
                                                                                                representative or trustee
                                                                                                unless the legal entity
                                                                                                itself is not designated
                                                                                                in the account title(4)

2.   Two or more                The actual owner of the         7.   Corporate                  The corporation
     individuals (joint         account or, if combined
     account)                   funds, the first
                                individual on the
                                account(1)

3.   Custodian account of       The minor(2)                    8.   Religious,                 The organization
     a minor (Uniform                                                charitable, or
     Gift to Minors Act)                                             educational
                                                                     organization

4.   a. The usual               The grantor-trustee(1)          9.   Partnership account        The partnership
        revocable savings                                            held in the name of
        trust account                                                the business.
        (grantor is also
        trustee)

     b. So-called trust         The actual owner(1)             10.  Association, club,         The organization
        account that is not                                          or other tax-exempt
        a legal or valid                                             organization.
        trust under State
        Law.

5.   Sole proprietorship        The owner(3)                    11.  A broker or                The broker or nominee
     account                                                         registered nominee

                                                                12.  Account with the           The public entity
                                                                     Department of
                                                                     Agriculture in the
                                                                     name of a public
                                                                     entity (such as a
                                                                     State or local
                                                                     government, school
                                                                     district, or prison)
                                                                     that receives
                                                                     agricultural program
                                                                     payments.

----------

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's social security number must be furnished.

(2)  Circle the minor's name and furnish the minor's social security number.

(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4)  List first and circle the name of the legal trust, estate or pension trust.

Note: If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9
                             (FOR U.S. TAX PURPOSES)


How to Obtain a TIN

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

Payees Exempt from Backup Withholding

Even if the payee does not provide a TIN in the manner required, you are not required to backup withhold on any payments you make if the payee is:

     An organization exempt from tax under U.S. Internal Revenue Code section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 104(f)(2).

     The United States or any of its agencies or instrumentalities.

     A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

     A foreign government of any of its political subdivisions, agencies, or instrumentalities.

     An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

     o    A corporation.

     o    A foreign central bank of issue.

     o A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

     o    A real estate investment trust.

     o An entity registered at all times during the tax year under the Investment Company Act of 1940.

     o    A common trust fund operated by a bank under section 584(a).

     o A trust exempt from tax under section 664(c) or described in section 4947(a)(1).

     o    A financial institution.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

     o    Payments to nonresident  aliens  subject to withholding  under section
          1441.

     o Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.

     o Payments of patronage dividends where the amount received is not paid in money.

     o    Payments made by certain foreign organizations.

Payments of interest not generally subject to backup withholding include the following:

     Payments of interest on obligations issued by individuals.

Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade of business and you have not provided your correct taxpayer identification number to the payer.

     Payments of tax-exempt interest (including exempt-interest dividends under section 852).

     Payments described in section 6049(b)(5) to nonresident aliens.

     Payments on tax-free covenant bonds under section 1451.

     Payments made by certain foreign organizations.

Exempt payees described above should file Substitute Form W-9 to avoid possible erroneous back withholding. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE "EXEMPT PAYEE" BOX ON THE FACE OF THE FORM IN PART 2, SIGN AND DATE THE FORM, AND RETURN IT TO THE PAYER.

Certain payments, other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045 and 6050A.

Privacy Act Notice. Section 6109 requires most recipients of dividend, interest or other payments to give their correct taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of tax returns. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 31% of taxable interest, dividend and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1) Penalty for Failure to Furnish Taxpayer Identification Number. If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)  Criminal   Penalty  for  Falsifying   Information.   Willfully   falsifying
     certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

                                                                      APPENDIX C


New York Business Corporation Law Section 623

623. Procedure to enforce shareholder's right to receive payment for shares

(a) A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

(b) Within ten days after the shareholders' authorization date, which term as used in this section means the date on which the shareholders' vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

(c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph (g) of section 913 (Share exchanges) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.

(d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

(e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the

                                                                      APPENDIX C

fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenters' rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

(f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter's rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of transfer.

(g) Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders' authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election

                                                                      APPENDIX C


to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by (1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters' rights. If the corporate action has not been consummated upon the expiration of the ninety day period after the shareholders' authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders' authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the proposed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

(h) The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

                                                                      APPENDIX C



(1) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

(2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter's rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

(3) All dissenting  shareholders,  excepting those who, as provided in paragraph
(g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

(4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders' authorization date. In fixing the fair value of the shares, the court shall consider the nature of the transaction giving rise to the shareholder's right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert's reports relating to the fair value of the shares whether or not intended for use at the trial in the proceeding and notwithstanding subdivision (d) of section 3101 of the civil practice law and rules.

                                                                      APPENDIX C


(5) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

(6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate action was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

(7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any or all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following: (A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay; (B) that no offer or required advance payment was made by the corporation; (C) that the corporation failed to institute the special proceeding within the period specified therefor; or (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or otherwise not in good faith. In making any determination as provided in clause (A), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

(8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates for any such shares represented by certificates.

(i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled as provided in section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

                                                                      APPENDIX C


(j) No payment shall be made to a dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option:

(1) Withdraw his notice of election, which shall in such event be deemed withdrawn with the written consent of the corporation; or

(2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the non-dissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply.

(3) The dissenting shareholder shall exercise such option under subparagraph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that payment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholder fails to exercise such option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.

(k) The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is unlawful or fraudulent as to him.

(l) Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings of shareholders).

(m) This section shall not apply to foreign corporations except as provided in subparagraph (e)(2) of section 907 (Merger or consolidation of domestic and foreign corporations).

                                                                     EXHIBIT (c)



December 14, 2000

C. Cotran Holding inc.,
220 Boul. Industriel
Boucherville, Quebec
Canada J4B2X4


Dear Sirs:

     Parisien, Grou, La Salle Inc. ("PGL") understands that C. Cotran Holding Inc. (Cotran) contemplates the purchase of all the issued and outstanding common shares of Sel-Drum International Inc. ("Company") through a Plan of Binding
Share Exchange (the "Plan") pursuant to Section 913(g) of the Business Corporation Law of the State of New York. The terms of the Plan are described in a Transaction Statement in Schedule 13E-3 to be filed with the Securities and Exchange Commission and in a Notice to Shareholders (the "Notice") which PGL understands will be mailed to shareholders of the Company in connection with the Plan.

     Cotran has retained the services of PGL to provide guidance for itself in evaluating the Plan which includes a review thereof, and the preparation and delivery of a report as to its fairness for the holders of Common Shares, from a financial point of view (the "Fairness Review"). In order to execute this Fairness Review we have performed the procedures usually prescribed and recognised in such matters under business valuation standards.

     PGL has not been engaged to prepare a valuation of the Company or of any of it's assets, and the Fairness Review should not be construed as such.

Engagement

     PGL was formally engaged by Cotran through an agreement between Cotran and PGL (the "Engagement Agreement") dated November 13, 2000. The terms of the Engagement Agreement provide that PGL is to be paid a fee of $10,000 for its services. In addition, PGL is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Cotran in certain circumstances.

PGL acknowledges that the conclusions of its Fairness Review will be relied upon by the Board of Directors of Cotran. PGL further consents to the filing of its Fairness Review report in its entirety with the Securities and Exchange Commission and to reference thereto and description thereof in the Notice to be distributed to shareholders.

Relationship with Interested Parties

     Neither PGL, nor any of their respective associates or affiliates is an insider, associate or affiliate of Cotran or of the Company affiliates. PGL has not participated in any financing involving Cotran or the Company or any of their associates or affiliates.

     Except as disclosed hereafter, PGL has not been engaged to provide any financial advisory services to Cotran or the Company. Grou La Salle + Associates, a partnership constituted under the laws of the Province of Quebec whose partners are also shareholders of PGL, has been acting as external auditors of Densigraphix Kopi inc and Cotran since 1992. There are no understandings, agreements or commitments between Grou La Salle + Associates, PGL, the Company, Densigraphix Kopi inc., Cotran and or any of their respective associates or affiliates with respect to any future business dealings. PGL may, in the future, in the ordinary course of its business, perform financial advisory or investment services for Cotran, the Company, Densigraphix Kopi inc. or any of their respective associates or affiliates.

Credentials of PGL

     PGL is a corporation established under the laws of Canada which provides corporate consulting and advisory services to companies.

     PGL'S services include:

o    Corporate and project acquisition identification and evaluation.
o    Corporate and project due diligence and valuation.
o    Acquisition structuring, negotiation, and financing.

     PGL'S team has extensive experience in all facets of valuations including mergers, acquisitions, divestiture and fairness opinion matters. The team includes members experienced in project evaluation, financial investment, and the provision of fairness opinions.

Scope of Review

     To execute our Fairness Review, we have reviewed and relied upon or carried out, among other things, the following:

     The Plan

     1. Schedule 13E-3, the Plan of Exchange and the Notice to Shareholders to be filed with the Securities and Exchange Commission on or about December 22, 2000.

     Sel-Drum International Inc.

     3. audited financial statements of the Company for the years ended July 31, 1999 and July 31, 2000;

     4.   annual report of the Company for the year ended July 31, 1999;

     5. Notice of Annual Meeting for Shareholders and Proxy Statement of the Company for the year ended July 31, 1999.

     6. Forms 10-K of the Company for the years ended July 31, 1999 and July 31, 2000; and Form 10-Q for the Company for the quarter ending October 31, 2000.

     7.   Internal management information provided by the Company;

     8.   Discussions with senior management of the Company;

     9.   Discussions with the Company's auditors and legal counsel;

     10. The Company's internal budget prepared by management with respect to the years 2000 and 2001;

     11.  Review of minutes of the board of directors of the Company;

     12.  Certain agreements involving the Company;

     13.  Outstanding options of the Company;

     General

     14. Public information relating to the business, operations, financial performance and stock trading history of the Company;

     15. Representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Review report is based; and

     16. Such other corporate, industry and financial market information, investigations and analyses as PGL considered necessary or appropriate in the circumstances.

          PGL has not, to the best of its knowledge, been denied access by the Company to any information requested by PGL.

Prior Valuations

     The Company has represented to PGL that there have not been any prior valuations of the Company or of its associates or affiliates, material assets or securities in the past twenty-four month period.

Assumptions and Limitations

     With the approval of Cotran and as provided for in the Engagement Agreement, PGL has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company and their consultants and advisors (collectively, the "Information"). The fairness Review report is conditional upon such completeness, accuracy and fair presentation of such information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the information.

     Senior officers of the Company have represented to PGL in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer of the Company or in writing by the Company or any of its subsidiaries or their respective agents to PGL relating to the Company or any of its subsidiaries or to the Plan, for the purpose of preparing the Fairness Review report was, at the date the Information was provided to PGL, and is, except as has been disclosed in writing to PGL, complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Plan, and did not, and does not, omit to state a material fact in respect of the Company, its subsidiaries or the Plan necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; and that (ii) since the dates on which the Information was provided to PGL, except as disclosed in writing to PGL, or as publicly disclosed by the Company, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have, or which would reasonably be expected to have, a material effect on the Fairness Review report.

     In preparing the Fairness Review report, PGL has made several assumptions, including that all of the conditions required to implement the Plan will be made and that the disclosure provided or incorporated by reference in the Notice with respect to the Company and its subsidiaries and affiliates and the Plan is accurate in all material respects.

     The Fairness Review report addresses the fairness of the Plan on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to PGL in discussions with management of the Company. In its analyses and in preparing the Fairness Review report, PGL made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of PGL or any party involved in the Plan.

     The Fairness Review report has been provided for the use of Cotran and may not be used by any other person or relied upon by any other person other than Cotran without the express prior written consent of PGL. The Fairness Review report is released as of the date hereof and PGL disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Review report which may come or be brought to PGL'S attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the conclusions of the Fairness Review report after the date hereof, PGL reserves the right to change, modify or withdraw the Fairness Review report.

     PGL believes that its analysis must be considered as a whole and that selecting portions of the analysis or the factors considered by it, without considering all factors and analysis together, could create a misleading view of the process underlying the Fairness Review report. The preparation of such a report is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Review report is not to be construed as a recommendation to any holder of Common Shares as to whether to accept the Plan.

Overview of the Company

     Sel-Drum International, Inc. (the "Company") is a United States holding company, which owns 100% of the common stock of Sel-Drum Imaging Corporation (a Canadian holding company). Sel-Drum Imaging Corporation owns 100% of the common stock of Sel-Drum Corporation (U.S.A.), Inc. (a United States operating company) and Sel-Drum Corporation (a Canadian operating company).

     Sel-Drum Corporation (U.S.A.), Inc. operates from a warehouse located in Buffalo, New York. Sel-Drum Corporation's facility for its wholesale distribution operations, which includes warehouse space and administrative offices, is located in Burlington, Ontario, Canada. Sel-Drum Corporation also has a manufacturing facility and administrative offices in Kelowna, British Columbia, Canada.

     Sel-Drum Corporation (U.S.A.), Inc. and the Burlington division of Sel-Drum Corporation are engaged in the wholesale distribution of parts and supplies used in the reprographic industry. The Kelowna division of Sel-Drum Corporation is engaged in the re-manufacture of cartridges used in laser printers and facsimile machines.

     On July 30, 1999 a stock purchase agreement was executed which provided for the acquisition of 96.7% of the issued and outstanding common stock of the Company by C. Cotran Holding Inc. Further information regarding the Company is included in the Notice.

Fairness Analysis

     Approach to Fairness

     The Fairness Analysis has been prepared based upon techniques that PGL considers appropriate in the circumstances, after considering all relevant factors and taking into account its assumptions in order to arrive at a "fair market value" of the Common Shares. For the purposes of the Fairness Analysis, PGL defines "fair market value" as the highest price that an informed and prudent buyer would pay in an open and unrestricted market to an informed and prudent seller, each acting at arm's length, where neither party is under any compulsion to transact, expressed in terms of money's worth.

     In preparing the Fairness Analysis, PGL considered different evaluation methodologies such as the net asset value analysis, price/earnings analysis, precedent transactions and recent arm's length transaction analysis, market trading analysis and determined the precedent and recent arm's length analysis to be the most appropriate method.

     PGL has assessed the fairness of the Plan to the holders of Common Shares from a financial point of view, based upon a number of factors. These factors include:

     (i) a comparison of the consideration under the Plan to precedent transactions and recent arm's length transactions;

     (ii) a comparison of the consideration under the Plan to trading levels of the Common Shares;

     (iii)a comparison of the consideration under the Plan to the Net Book value.

Precedent transaction and arm's length transaction

     PGL in assessing the fairness of the transaction, reviewed the share purchase agreement executed on July 30, 1999 whereby Cotran purchased 96.7% of issued and outstanding shares of the Company, as well as transactions in fiscal 1999 to repurchase common shares resulting from third party transaction or put rights agreement.

The consideration for such share purchase agreements were as follows :

--------------------------------------------------------------------------------
Date of transaction               Number of shares                  Price
                                   transacted / %
--------------------------------------------------------------------------------
   July 31, 1999                 7,173,680( 96.7%)             $0.40 per share

--------------------------------------------------------------------------------
   August 1, 1998                     *100,000                 $1.00 per share
    July 30,1999                      245,000                  $1.00 per share
--------------------------------------------------------------------------------
January to May 1999                   125,000                  $0.40 per share
--------------------------------------------------------------------------------

*Of this amount $50,000 was allocated to the fair market value of the stock and $50,000 was allocated to a non-competition agreement .

     Based on this analysis, it appears that the price of $0.40 paid by Cotran in July 1999 for the 96.7% interest in the Company, represents a fair value for the shares.

Trading Analysis

     PGL also examined the trading history of the Company 1) for the period from July 1997 to June 1999 prior to the acquisition by Cotran and 2) for the period from October 1999 to October 2000 after the acquisition by Cotran and 3) prior to the announcement of the Arrangement. The following table sets forth the high and low bid quotations provided for Sel-Drum's common stock for each quarterly period during the last three fiscal years.:


                               COMMON STOCK PRICE

               First Quarter        Second Quarter           Third Quarter         Fourth Quarter

              High         Low      High       Low          High         Low       High        Low
Fiscal
2000         $0.34375    $0.3125    $0.5       $0.25        $0.33       $0.3125    $0.375      $0.375
Fiscal
1999         $0.375      $0.375     $0.375     $0.375       $0.375      $0.375     $0.375      $0.315
Fiscal
1998         $0.125      $0.0625    $0.50      $0.07        $0.53125    $0.375     $0.87       $0.3125

From this analysis, it appears that the average median trading value in the last year was between $0.35 and $0.375 with a very low trading activity for the 3.3% of common stock held by the public, resulting in poor price performance since 1997.


Net Asset Analysis

PGL also performed an analysis of the net book value of the shares, being the minimum value for the common shares. The analysis took into consideration fixed assets, intangible assets and earnings per share. The net book value of the shares was calculated at July 31, 2000 at $0.18 and at $0.20 at October 31, 2000.


Fairness Review report

     Based upon and subject to the foregoing, PGL is of the opinion that, as of the date hereof, the Plan is fair, from a financial point of view, to the holders of Common Shares.





Yours very truly,
PARISIEN, GROU, LA SALLE inc.